EXHIBIT 99.1

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation by the management of TFI International Inc. (the “Corporation”) of proxies to be used at the Annual and Special Meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set out in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Corporation. Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related materials to certain beneficial owners of the shares. See “Appointment and Revocation of Proxies – Notice to Beneficial Holders of Shares” below.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Corporation was incorporated under the laws of Canada.  The solicitation of proxies and the proposals contemplated herein involve securities of a Canadian issuer and are being effected in accordance with Canadian federal corporate law and securities laws of the Canadian provinces.  Shareholders should be aware that requirements under such Canadian federal and provincial laws differ from requirements under United States corporate and securities laws relating to United States corporations.  The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation and therefore this solicitation is not being effected in accordance with such laws.

INTERNET AVAILABILITY OF PROXY MATERIALS

Notice-and-Access

The Corporation has elected to use “notice-and-access” rules (“Notice-and-Access”) under NI 54-101 for distribution of Proxy- Related Materials (as defined below) to shareholders who do not hold shares of the Corporation in their own names (referred to herein as “Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of Proxy-Related Materials on SEDAR and on one additional website, rather than mailing paper copies. “Proxy-Related Materials” refers to this Circular, the Notice of Meeting, a voting instruction form (“VIF”) and the Corporation’s 2021 annual report containing the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2021 and the related Management’s Discussion and Analysis for the same period. The use of Notice-and-Access is more environmentally friendly as it helps reduce paper use. It also reduces the Corporation’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting Broadridge Financial Solutions, Inc. (“Broadridge”) toll free at 1-855-887-2244. The Corporation is not using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (referred to herein as “Registered Shareholders”). Registered Shareholders will receive paper copies of the Proxy- Related Materials via prepaid mail.

Websites Where Proxy-Related Materials are Posted

The Proxy-Related Materials are available on the Corporation’s website at www.tfiintl.com and under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders are reminded to review the Proxy-Related Materials before voting.

Notice Package

Although the Proxy-Related Materials have been posted on-line as noted above, Beneficial Shareholders will receive paper copies of a notice package (“Notice Package”) via prepaid mail containing information prescribed by NI 54-101 such as: the date, time and location of the Meeting, the website addresses where the Proxy-Related Materials are posted, a VIF, and supplemental mail list return card for Beneficial Shareholders to request they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s interim financial statements for the 2022 fiscal year.

How to Obtain Paper Copies of Proxy-Related Materials

Beneficial Shareholders may obtain paper copies of the Proxy-Related Materials free of charge by contacting Broadridge toll free at 1-877-907-7643. Any request for paper copies which are required in advance of the Meeting should be sent so that the request is received by the Corporation by April 11, 2022 in order to allow sufficient time for Beneficial Shareholders to receive their paper copies and to return their VIF by its due date.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

Please complete and sign the enclosed form of proxy and deliver it to Computershare Trust Company of Canada (“Computershare”) (i) by mail or hand delivery to Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, or (ii) by facsimile to 416-263-9524 or 1-866-249-7775. A shareholder may also vote using the internet at www.investorvote.com or by telephone at 1-866-732-8683. In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 5:00 p.m. (eastern time) on April 26, 2022 or be deposited with the Secretary of the Corporation before the commencement of the Meeting or any adjournment thereof.

The document appointing a proxy must be in writing and executed by a registered shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A shareholder submitting a form of proxy has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the persons designated in the form of proxy furnished by the Corporation. To exercise that right, the name of the shareholder’s appointee should be legibly printed in the blank space provided. In addition, the shareholder should notify the appointee of the appointment, obtain his or her consent to act as appointee and instruct the appointee on how the shareholder’s shares are to be voted.

Shareholders who are not registered shareholders should refer to “Notice to Beneficial Holders of Shares” below.

Revocation of Proxy

A shareholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof. If a person who has given a proxy personally attends the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney or authorized agent and deposited with Computershare at any time up to 5:00 p.m. (eastern time) on April 26, 2022 (i) by mail or by hand delivery to Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, or (ii) by facsimile to 416-263-9524 or 1-866-249-7775, or deposited with the Secretary of the Corporation before the commencement of the Meeting, or any adjournment thereof, and upon either of those deposits, the proxy will be revoked.

Notice to Beneficial Holders of Shares

The information set out in this section is of significant importance to many shareholders, as a substantial number of shareholders are Beneficial Shareholders who do not hold shares of the Corporation in their own names. Beneficial Shareholders should note that only proxies deposited by Registered Shareholders (shareholders whose names appear on the records of the Corporation as the registered holders of shares) can be recognized and acted upon at the Meeting or any adjournment(s) thereof. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of the Corporation. Those shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of those shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). Shares held by brokers or their nominees can be voted (for or against resolutions or withheld from voting) only upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. Subject to the following discussion in relation to NOBOs (as defined below), the Corporation does not know for whose benefit the shares of the Corporation registered in the name of CDS & Co., Cede & Co., a broker or another nominee, are held.

There are two categories of Beneficial Shareholders under applicable securities regulations for purposes of dissemination to Beneficial Shareholders of Proxy-Related Materials and other security holder materials and requests for voting instructions from such Beneficial Shareholders. Non-objecting beneficial owners (“NOBOs”) are Beneficial Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners (“OBOs”) are Beneficial Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Corporation.

NI 54-101 permits the Corporation, in its discretion, to obtain a list of its NOBOs from intermediaries and use such NOBO list for the purpose of distributing the Notice Package directly to, and seeking voting instructions directly from, such NOBOs. As a result, the Corporation is entitled to deliver the Notice Package to Beneficial Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to all OBOs; or (b) indirectly to all Beneficial Shareholders through intermediaries. In accordance with the requirements of NI 54-101, the Corporation is sending the Notice Package indirectly through intermediaries to all Beneficial Shareholders. The cost of the delivery of the Meeting Materials by intermediaries to Beneficial Shareholders will be borne by the Corporation.

Applicable securities regulations require intermediaries, on receipt of Meeting Materials that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings on Form 54-101F7. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting or any adjournment(s) thereof. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Beneficial Shareholders can also write the name of someone else whom they wish to appoint to attend the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Circular.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a VIF in lieu of a form of proxy. Beneficial Shareholders are requested to complete and return the VIF to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number to vote the shares held by them or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge will then provide aggregate voting instructions to the Corporation’s transfer agent and registrar, which will tabulate the results and provide appropriate instructions respecting the voting of shares to be represented at the Meeting or any adjournment(s) thereof.

EXERCISE OF DISCRETION BY PROXIES

Common shares represented by properly-executed proxies in favour of the persons designated in the enclosed form of proxy, in the absence of any direction to the contrary, will be voted for: (i) the election of each of the directors of the Corporation; (ii) the appointment of the auditor of the Corporation; (iii) the advisory vote on Say on Pay; and (iv) an annual advisory vote on Say on Pay, as stated under such headings in this Circular. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting, such common shares will be voted by the persons so designated in their discretion. At the time of preparing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

VOTING SHARES

As of the close of business on March 18, 2022, there were 92,057,998 common shares of the Corporation issued and outstanding. Each common share entitles the holder thereof to one vote. The Corporation has fixed March 18, 2022 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting.  Pursuant to the Canada Business Corporations Act (the “CBCA”), the Corporation is required to prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date that shows the number of common shares held by each shareholder. A shareholder whose name appears on the list referred to above is entitled to vote the common shares shown opposite its name at the Meeting. The list of shareholders is available for inspection during usual business hours at the office of the Corporation’s transfer agent: Computershare, 1500 Boulevard Robert-Bourassa, 7th floor, Montréal, Québec, Canada H3A 3S8 and on the day of the Meeting.

SHAREHOLDERS HOLDING MORE THAN 10% OF THE SHARES

As at March 18, 2022, to the best knowledge of the Corporation, no shareholder beneficially owned or exercised control or direction over, directly or indirectly, more than 10% of the issued and outstanding common shares of the Corporation.

CURRENCY

In this Circular, unless otherwise indicated, all dollar amounts are expressed in U.S. dollars. All references to “dollars”, “USD” and the symbol “$”are to U.S. dollars and all references to “CAD” and “C$” are to Canadian dollars.

ELECTION OF DIRECTORS OF THE CORPORATION

The Board of Directors currently consists of ten directors. Unless otherwise specified, the persons named in the enclosed form of proxy intend to vote FOR the election of the ten nominees whose names are set out in the section “Board of Directors Renewal and Director Selection – Nominees for Election as Director” below. Each director will hold office until the next annual meeting of shareholders or until the election of his or her successor, unless the director’s office is earlier vacated in accordance with the by-laws of the Corporation.

BOARD OF DIRECTORS RENEWAL AND DIRECTOR SELECTION

Last year’s results

At last year’s annual meeting of shareholders of the Corporation, held on April 27, 2021, all eleven candidates proposed as directors were duly elected to the Board of Directors of the Corporation by a majority of the votes cast by shareholders present or represented by proxy at the annual meeting, as follows:

Name	For		Withheld
	Number	%	Number	%
Leslie Abi-Karam	72,194,574	99.95	33,324	0.05
Alain Bédard	69,316,806	95.97	2,911,092	4.03
André Bérard	68,664,700	95.07	3,563,198	4,93
Lucien Bouchard	69,719,092	96.53	2,508,806	3.47
William T. England	72,181,017	99.94	46,881	0.06
Diane Giard	72,208,089	99.97	19,809	0.03
Richard Guay	68,189,886	94.41	4,038,012	5.59
Debra Kelly-Ennis	72,207,832	99.97	20,066	0.03
Neil Donald Manning	69,206,363	95.82	3,021,535	4.18
Joey Saputo	66,489,775	92.06	5,738,123	7.94
Rosemary Turner	72,212,779	99.98	15,780	0.02

Nominees for Election as Director

The following tables set out information about each of the ten nominees for election as director. This information includes, for each nominee, a summary of his or her career profile, residency, age, independence status, areas of expertise, current position with the Corporation, the names of other public companies on whose boards/committees the nominee currently serves, the total number of securities of the Corporation held by the nominee, and whether the nominee is in compliance with the Corporation’s minimum share ownership policy for directors. The information as to securities of the Corporation beneficially owned or over which the nominees exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective nominees individually. It includes Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) for directors as well as Performance Contingent share units (“PCRSUs”), RSUs, Performance Share Units (“PSUs”) and stock options for the Chairman, President and Chief Executive Officer.

The Corporation restricts the number of public-company boards on which a director may serve to four, including that of the Corporation. The Corporation also expects each director to devote sufficient time to carrying out his or her duties effectively. Each director also commits to serve on the Corporation’s Board of Directors for an extended period of time.

Palm Beach Gardens, FL, USA Current position with the Corporation: Director Director since: 2018 Age: 63 Independent

Leslie Abi-Karam

Leslie Abi-Karam is the former Executive Vice President and President of Pitney Bowes, a leader in customer communications management. Mrs. Abi-Karam held a wide variety of leadership positions in Pitney Bowes’ Global Technology businesses and built both its e-commerce and software businesses. She also served on the board of Pentair, Inc., a $4B industrial company, and as a member of its audit committee. Currently Mrs. Abi-Karam serves as an adviser to private equity firms and start-ups in the technology space. She serves on the Boards of Directors of Wajax Corp.

Principal occupation(1): Independent Adviser and Corporate Director

		Areas of Expertise: e-Commerce Software/SaSS Operations Financial Services
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships			Committees
Board of Directors Corporate Governance and Nominating Committee (Member)		Wajax Corp.			Human Resources and Compensation Committee Audit Committee
Securities Held
As at	Common Shares	DSUs	RSUs	Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum shareholding policy
December 31, 2021	Nil	10,620	1,299	11,919	$1,336,239(2)	yes
December 31, 2020	Nil	10,494	0	10,494	$540,410(3)	In progress(4)
(1)	Other than as may be set out above, Mrs. Abi-Karam has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2021 ($112.11).
(3)

Value calculated based on the closing price of the Corporation’s common shares on the Toronto Stock Exchange (“TSX”) on December 31, 2020 (C$65.53), the total market value was converted to U.S. dollars based on the closing exchange rate from Bloomberg Finance on December 31, 2020 (1.00 USD = 1.2725 CAD).

(4)

Mrs. Abi-Karam was appointed as a director on July 26, 2018 and consequently has until July 26, 2022 to comply with the minimum share ownership requirement. In 2020 the objective was five time the annual retainer of $120,000, namely $600,000.

Montreal, Québec, Canada Current position with the Corporation: Director, Chairman of the Board of Directors, President and Chief Executive Officer Director since(1): 1993 Age: 68 Non-Independent

Alain Bédard, FCPA, FCA

Alain Bédard is a graduate in Accounting and Finance from the Université de Sherbrooke, and began his career at KPMG in 1975. He rose to become a senior auditor within three years while obtaining his C.A. and CMA. Subsequently he served as a Controller in the forest products sector before joining Saputo in 1984 where he progressed through the ranks to become its Vice- President Finance. In 1996 he assumed management of a regional trucking firm which eventually became TFI International Inc.

From the outset, Mr. Bédard introduced a bold strategic plan of expansion, based on specific criteria including profitability, market penetration and geographic expansion. He has built a strong management team and has empowered them to ensure the Corporation’s philosophy of decentralization.

Through a series of acquisitions and strategic investments across Canada and the United States, Mr. Bédard has created a powerful, diversified trucking and logistics network. TFI International continually studies acquisition opportunities to further strengthen its network.

The creation of shareholder value is an on-going focus and a key priority for Mr. Bédard.

Mr. Bédard’s community activities include participation in a range of humanitarian causes and support for foundations active in health and higher education. Mr. Bédard was awarded the title of Fellow by the Québec CPA Order in February 2011.

Principal occupation(2): President and Chief Executive Officer of the Corporation.

	Areas of Expertise: Finance Accounting Manufacturing / Operations
Board/Committee Memberships		Other Public Companies Currently Serving
		Directorships		Committees
Board of Directors (Chairman)		n/a		n/a
Stock Options Held
Date Granted	Number	Exercise Price (C$)	Total Unexercised as at December 31, 2021	Value of Unexercised Options as at December 31, 2021 (in USD)
July 24, 2014	172,560	C$25.1400	0	$0	Total market value: $105,407,514(4)
July 23, 2015	335,356	C$24.9300	200,000	$18,507,557
July 21, 2016	361,803	C$24.6400	361,803	$33,563,477
February 16, 2017	118,288	C$35.0221	118,288	$10,001,444
February 20, 2018	202,655	C$29.9222	202,655	$17,952,664
February 27, 2019	315,995	C$40.3630	315,995	$25,382,373
Securities Held

As at	Common Shares		DSUs		PCRSUs/RSUs		PSUs		Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum shareholding policy
December 31, 2021	#	4,418,293	#	18,793(3)	#	97,072	#	68,555	4,602,713	$516,726,196(4)	Yes
		$496,022,179(4)		$2,109,807(4)		$10,897,843(4)		$7,696,366(4)
December 31, 2020	#	4,390,585	#	18,570(3)	#	98,175	#	43,217	4,550,547	$234,339,760(5)	Yes
		$226,102,189(5)		$956 300(5)		$5,055,723(5)		$2,225,548(5)
(1)	Of the Corporation or its predecessors.
(2)	Mr. Bédard has held this occupation for the last five years.
(3)	Mr. Bédard receives dividend equivalents on DSUs.
(4)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2021 (C$141.87), the total market value was converted to U.S. dollars based on the closing exchange rate from Bank of Canada on December 31, 2021 (1.00 USD =1.2637CAD).

(5)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2020 (C$65.53), the total market value was converted to U.S. dollars based on the closing exchange rate from Bloomberg Finance on December 31, 2020 (1.00 USD = 1.2725 CAD).

Montreal, Québec, Canada Current position with the Corporation: Lead Director Director since(1): 2003 Age: 81 Independent

André Bérard

André Bérard has been an Independent Director of the Company since 2003. He is a member of the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee. He serves on the Boards of Directors of BMTC Group Inc., Saradar Group (Lebanon) and ABA Bank.

Principal occupation(2): Corporate Director.

	Areas of Expertise: Accounting Finance Human Resources / Compensation Manufacturing / Operations
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships			Committees
Board of Directors (Lead Director) Human Resources and Compensation Committee (Member) Corporate Governance and Nominating Committee (Member)		BMTC Group Inc.			Audit Committee Management Resources and Compensation Committee
Securities Held
As at	Common Shares	DSUs	RSUs	Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum shareholding policy
December 31, 2021	53,200	114,222	1,298	168,720	$18,941,446(3)	Yes
December 31, 2020	53,200	112,865	0	166,065	$8,551,858(4)	Yes
(1)	Of the Corporation or its predecessors.
(2)	Mr. Bérard has held this occupation for the last five years.
(3)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2021 (C$141.87), the total market value was converted to U.S. dollars based on the closing exchange rate from Bank of Canada on December 31, 2021 (1.00 USD = 1.2637 CAD).

(4)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2020 (C$65.53), the total market value was converted to U.S. dollars based on the closing exchange rate from Bloomberg Finance on December 31, 2020 (1.00 USD = 1.2725 CAD).

Burr Ridge, IL, USA Current position with the Corporation: Director Director since: 2020 Age: 66 Independent

William T. England

Mr. England is a retired partner of PricewaterhouseCoopers (PwC), with 40 years of experience serving large, multinational consumer products companies, both domestic and foreign based, as well as significant SEC experience advising on acquisitions and divestitures. At PwC, he served as Vice Chairman - Client Service, and as US Markets Leader for Assurance as well as SEC Review Partner. Mr. England has served on the boards for the Illinois State University Foundation and the Illinois Chapter of the March of Dimes.

Principal occupation(1): Consultant and Corporate Director.

		Areas of Expertise: Finance and Accounting Mergers & Acquisitions International General Management
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships			Committees
Board of Directors Audit Committee (Member)		n/a			n/a
Securities Held
As at	Common Shares	DSUs	RSUs	Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum shareholding policy
December 31, 2021	Nil	682	1,299	1,981	$222,090(2)	In progress(4)
December 31, 2020	Nil	674	0	674	$ 34,709(3)	In progress(4)
(1)	Other than as may be set out above, Mr. England has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2021 ($112.11).
(3)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2020 (C$65.53), the total maket value was converted to U.S. dollars based on the closing exchange rate from Bloomberg Finance on December 31, 2020 (1.00 USD = 1.2725 CAD).

(4)	Mr. England was appointed as a director on October 22, 2020 and consequently has until October 22, 2024 to comply with the minimum share ownership requirement.

Shefford, Québec, Canada Current position with the Corporation: Director Director since: 2018 Age: 61 Independent

Diane Giard

Diane Giard retired as Executive Vice President of the National Bank of Canada in 2018. Before joining the National Bank of Canada, she held different management positions at Scotia Bank. She has been ranked among the Top 25 in Québec’s financial industry seven times, and was named one of Canada’s Most Powerful Women by the Women’s Executive Network in 2014 and 2015.

Principal occupation(1): Consultant and Corporate Director.

		Areas of Expertise: Finance Marketing & Sales Accounting
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships			Committees
Board of Directors Audit Committee (Member)		Bombardier Inc. Equitable Bank			Chair of the Audit Committee
Securities Held
As at	Common Shares	DSUs	RSUs	Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum shareholding policy
December 31, 2021	5,000	7,387	1,298	13,685	$1,536,354(2)	Yes
December 31, 2020	5,000	7,300	0	12,300	$633,414(3)	Yes
(1)	Other than as may be set out above, Mrs. Giard has held this occupation for the last five years.
(2)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2021 (C$141.87), the total market value was converted to U.S. dollars based on the closing exchange rate from Bank of Canada on December 31, 2021 (1.00 USD = 1.2637 CAD).

(3)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2020 (C$65.53), the total market value was converted to U.S. dollars based on the closing exchange rate from Bloomberg Finance on December 31, 2020 (1.00 USD = 1.2725 CAD).

Pointe-Claire, Québec, Canada Current position with the Corporation: Director Director since(1): 2004 Age: 71 Independent

Richard Guay

Richard Guay was Senior Executive Vice-President of the Laurentian Bank of Canada until his retirement in 2003. Before joining the Laurentian Bank, Mr. Guay was President and CEO of La Financière Coopérants and also held different executive positions with the National Bank of Canada. After retiring from the Laurentian Bank, Mr. Guay was involved with the Melior group, an owner and manager of senior residences, as an executive and consultant until June 2010.

Mr. Guay is a member of the credit committee of Fiera Private Debt, of Fonds CII ITC Centria Capital SEC and of Stonebridge Infrastructure Debt Fund.

Principal occupation(2): Consultant and Corporate Director.

		Areas of Expertise: Finance Accounting Consulting Human Resources / Compensation
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships			Committees
Board of Directors Human Resources and Compensation Committee (Chairman) Audit Committee (Member)		n/a			n/a
Securities Held
As at	Common Shares	DSUs	RSUs	Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum shareholding policy
December 31, 2021	5,202	51,327	1,298	57,827	$6,491,981(3)	Yes
December 31, 2020	9,204	50,718	0	59,922	$3,085,806(4)	Yes
(1)	Of the Corporation or its predecessors.
(2)	Mr. Guay has held this occupation for the last five years.
(3)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2021 (C$141.87), the total market value was converted to U.S. dollars based on the closing exchange rate from Bank of Canada as at December 31, 2021 (1.00 USD = 1.2637 CAD).

(4)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2020 (C$65.53), the total maket value was converted to U.S. dollars based on the closing exchange rate from Bloomberg Finance on December 31, 2020 (1.00 USD = 1.2725 CAD).

Palm Beach Gardens, FL, USA Current position with the Corporation: Director Director since: 2017 Age: 65 Independent

Debra Kelly-Ennis

Debra Kelly-Ennis is the former President and CEO of Diageo Canada and has served on the Board of Directors of Altria Group, Inc. (Innovation, Governance and Audit Committees), parent company for Philip Morris USA, John Middleton US, Smokeless Tobacco Company and Ste. Michele Wines, since 2013. Prior to 2013, she held various executive leadership positions at General Motors Corporation, Gerber Foods Company, Alpo Pet Foods, RJR/Nabisco, Inc. and Coca-Cola Company Foods Division. She was also named as one of Canada’s most powerful women by the Women’s Executive Network in 2009, 2010, 2011 and 2012.

Principal occupation(1): Consultant and Corporate Director.

		Areas of Expertise: Finance / Risk Management Legal/Governance Sales/Marketing General Management
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships			Committees
Board of Directors Audit Committee (Member)		Altria Group, Inc.			Innovation, Governance Committee Audit Committee
Securities held
As at	Common Shares	DSUs	RSUs	Total # of Securities	Total Market Value of Securities	Compliance
December 31, 2021	Nil	15,836	1,299	17,135	$1,921,005(2)	Yes
December 31, 2020	Nil	15,647	0	15,647	$805,774(3)	Yes
(1)	Mrs. Kelly-Ennis has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2021 ($112.11).
(3)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2020 (C$65.53), the total market value was converted to U.S. dollars based on the closing exchange rate from Bloomberg Finance on December 31, 2020 (1.00 USD = 1.2725 CAD).

Edmonton, Alberta, Canada Current position with the Corporation: Director Director since: 2013 Age: 76 Independent

Neil D. Manning

Neil Donald Manning is a Corporate Director. From 2002 to 2012 he was President and Chief Executive Officer of Wajax Corporation, an industrial products distributor selling and servicing a complete range of equipment, industrial components and power systems to customers in a wide range of industries.

Principal occupation(1): Corporate Director.

		Areas of Expertise: Distribution Marketing / Sales Human Resources / Compensation
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships			Committees
Board of Directors Corporate Governance and Nominating Committee (Chairman)		Athabasca Minerals Inc.			Human Resources and Compensation Committee
Securities held
As at	Common Shares	DSUs	RSUs	Total # of Securities	Total Market Value of Securities	Compliance
December 31, 2021	16,000	33,902	1,298	51,200	$5,747,997(2)	Yes
December 31, 2020	16,000	33,499	0	49,499	$2,549,053(3)	Yes
(1)	Mr. Manning has held this occupation for the last five years.
(2)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2021 (C$141.87), the total market value was converted to U.S. dollars based on the closing exchange rate from Bank of Canada on December 31, 2021 (1.00 USD = 1.2637 CAD).

(3)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2020 (C$65.53), the total market value was converted to U.S. dollars based on the closing exchange rate from Bloomberg Finance on December 31, 2020 (1.00 USD = 1.2725 CAD).

Montreal, Québec, Canada Current position with the Corporation: Director Director since(1): 1996 Age: 57 Independent

Joey Saputo

Joey Saputo is currently President of Arbec Forest Products Inc. He has held a variety of positions within Saputo Inc. and Jolina Capital Inc. since 1985. Mr. Saputo is a Board member of several large private corporations, including Groupe Petra, a private management real estate firm, and of non-profit organizations, Groupe Hôtelier Grand Chateau Inc. and Le Golf Saint-Raphael (1998) Inc. Until recently, Mr. Saputo was the President of the CF Montréal (previously Montreal Impact), a professional soccer team he helped form in 1993, and Stade Saputo, a soccer-specific stadium built in Montreal in 2008. In 2014, Mr. Saputo acquired Bologna FC 1909, a second-division Italian team that was promoted to Serie A (first-division) the following year.

Principal occupation(2): President of Arbec Forest Products Inc. Chairman of Groupe Remabec (forestry), Bologna FC 1909 (a professional soccer team in Italy - Serie A), CF Montréal and board member of Groupe Hôtelier Grand Chateau Inc., Groupe Petra and Major League Soccer for which he is also a member of its Product Strategy Committee.

		Areas of Expertise: Marketing / Sales Human Resources / Compensation Manufacturing Operations Distribution & Logistics Real Estate Sports Entertainment & Hospitality
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships			Committees
Board of Directors Human Resources and Compensation Committee (Member)		n/a			n/a
Securities held
As at	Common Shares	DSUs	RSUs	Total # of Securities	Total Market Value of Securities	Compliance
December 31, 2021	207,746	53,159	1,298	262,203	$29,436,369(3)	Yes
December 31, 2020	207,746	52,528	0	260,274	$13,403,344(4)	Yes
(1)	Of the Corporation or its predecessors.
(2)	Other than as may be set out above, Mr.Saputo has held this occupation for the last five years.
(3)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2021 (C$141.87), the total market value was converted to U.S. dollars based on the closing exchange rate from Bank of Canada on December 31, 2021 (1.00 USD = 1.2637 CAD).

(4)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2020 (C$65.53), the total market value was converted to U.S. dollars based on the closing exchange rate from Bloomberg Finance on December 31, 2020 (1.00 USD = 1.2725 CAD).

Las Vegas, NV, USA Current position with the Corporation: Director Director since: 2020 Age: 60 Independent

Rosemary Turner

Rosemary Turner spent 40 years at UPS, most recently serving as president of Northern California operations, and has also served on the boards of more than 20 companies and organizations, including the Federal Reserve Banks of San Francisco and Philadelphia. Mrs. Turner has received numerous recognitions and awards, including the Northern California Most Powerful & Influential Women award, the Americanism Award from the Anti-Defamation League, and the Community Leadership award from the Salvation Army of Philadelphia.

Principal occupation(1): Consultant and Corporate Director.

		Areas of Expertise: Finance Financial Services Transportation / Operations
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships			Committees
Board of Directors		n/a			n/a
Securities Held
As at	Common Shares	DSUs	RSUs	Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum shareholding policy
December 31, 2021	Nil	624	1,299	1,923	$215,588(2)	In progress(4)
December 31, 2020	Nil	617	0	617	$31,774(3)	In progress(4)
(1)	Other than as may be set out above, Mrs.Turner has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2021 ($112.11).
(3)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2020 (C$65.53), the total market value was converted to U.S. dollars based on the closing exchange rate from Bloomberg Finance on December 31, 2020 (1.00 USD = 1.2725 CAD).

(4)	Mrs. Turner was appointed as a director on October 22, 2020 and consequently has until October 22, 2024 to comply with the minimum share ownership requirement.

To the knowledge of the Corporation, none of the foregoing nominees for election as a director:

(a)	is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:
(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)

is, or within the last ten years has been, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

To the knowledge of the Corporation, none of the foregoing nominees for election as a director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Voting Policy

The Board of Directors has adopted a policy to the effect that, in an uncontested election of directors, any nominee who receives a greater number of “withheld” votes than “for” votes will be considered to have not received the support of the shareholders of the Corporation and will be expected to immediately submit his or her resignation to the Board of Directors, such resignation to take effect upon acceptance, as the case may be, by the Board of Directors. Upon receipt of such resignation, the Chairman of the Board of Directors will meet with the Corporate Governance and Nominating Committee (“CGNC”) with a view to making a recommendation to the Board of Directors. The Board of Directors will make its decision within 90 days from the date of resignation. A director who submits his or her resignation pursuant to this policy will not participate in any deliberations of the Board of Directors or CGNC with respect to the resignation. If the Board of Directors accepts the director’s resignation, it may, subject to applicable corporate law: (i) leave the resulting vacant position on the Board of Directors unfilled until the next meeting of shareholders of the Corporation, (ii) fill the vacant position through the appointment of a new director whom the Board of Directors considers merits the confidence of the shareholders of the Corporation, or (iii) call a special meeting of shareholders at which a management nominee will be proposed to fill the vacant position. Alternatively, the Board of Directors may decide to not accept the resignation.

Board and Committee Attendance

During the 2021 fiscal year, there were nine meetings of the Board of Directors, four meetings of the Human Resources and Compensation Committee (“HRCC”), four meetings of the CGNC and eight meetings of the Audit Committee. Directors are expected to attend all regularly-scheduled meetings.

In light of COVID-19 pandemic in 2021 most of the meetings were held virtually via tele-conference.

Attendance of the members of the Board of Directors at meetings held during 2021 is set out in the table below:

Director	Number and % of meetings attended(1)
	Board		Audit Committee		Human Resources and Compensation Committee		Corporate Governance and Nominating Committee		Committees (Total)	Overall Attendance
	Member	Attendance	Member	Attendance	Member	Attendance	Member	Attendance
Leslie Abi-Karam	√	9/9 (100%)					√	4/4 (100%)	4/4 (100%)	13/13 (100%)
Alain Bédard	Chair	9/9 (100%)								9/9 (100%)
André Bérard	√	9/9 (100%)			√	4/4 (100%)	√	4/4 (100%)	8/8 (100%)	17/17 (100%)
Lucien Bouchard(5)	√	9/9 (100%)					√	4/4 (100%)	4/4 (100%)	13/13 (100%)
William T. England	√	9/9 (100%)	Chair	8/8 (100%)					8/8 (100%)	17/17 (100%)
Diane Giard	√	9/9 (100%)	√	8/8 (100%)					8/8 (100%)	17/17 (100%)
Richard Guay	√	9/9 (100%)	√	8/8 (100%)	Chair	4/4 (100%)	√	1/1(3) (100%)	13/13 (100%)	22/22 (100%)
Debra Kelly-Ennis	√	9/9 (100%)	√	8/8 (100%)					8/8 (100%)	17/17 (100%)
Neil D. Manning	√	9/9 (100%)			√	1/1(4) (100%)	Chair	4/4 (100%)	5/5 (100%)	14/14 (100%)
Joey Saputo	√	9/9 (100%)			√	4/4 (100%)			4/4 (100%)	13/13 (100%)
Rosemary Turner	√	9/9 (100%)			√	1/1(2) (100%)			1/1 (100%)	10/10 (100%)
(1)	Regular and special meetings
(2)	Rosemary Turner has been appointed on the HRCC in April of 2021
(3)	Richard Guay was appointed on the CGNC in October 2021
(4)	Neil D. Manning was appointed on the HRCC in October 2021
(5)	Lucien Bouchard retired from the Board on August 18, 2021

The independent members of the Board of Directors meet at every Board meeting without the non-independent member of the Board of Directors or members of management present. In 2021, the independent members of the Board of Directors held nine such in camera meetings.

Director Tenure

The following chart sets out the tenure of the members of the Board of Directors as of December 31, 2021:

16 years and more
(4 of 10)
0 to 5 years
(5 of 10)
11 to 15 years
(0 of 10)
6 to 10 years
(1 of 10)

The average tenure of the members of the Board of Directors as of December 31, 2021 is 10.9 years.

Director Independence

The following table sets out the independence status of the directors, as defined in National Instrument 52-110 Audit Committees:

Independence Status
Director	Independent	Reason for non-independence
Leslie Abi-Karam	Yes
Alain Bédard	No	President and Chief Executive Officer of the Corporation
André Bérard	Yes
William T. England	Yes
Diane Giard	Yes
Richard Guay	Yes
Debra Kelly-Ennis	Yes
Neil D. Manning	Yes
Joey Saputo	Yes
Rosemary Turner	Yes

Directors’ Skills Matrix

In order to meet the Corporation’s needs in terms of directors’ competencies and expertise, the CGNC has developed a skills matrix survey based on knowledge areas and types of expertise. The results of such matrix are compiled and serve to determine any needs for educating the directors under the Corporation’s New Director Training and Development Program, as more specifically detailed under “Orientation and Continuing Education” on page 48.

The Board of Directors also takes into consideration the nominees’ independence, qualifications, financial acumen and business judgment and the dynamics of the Board of Directors. This skill matrix is reviewed regularly and is updated as may be required. The survey is taken by each director every two years and the results help the CGNC to identify any gaps to be addressed in the director nomination process.

The following table sets out the range of skills the Board of Directors perceives to be most important and indicates the extent to which they are met by current Board members:

Directors	Finance / Risk Management	Accounting	Legal / Governance	Human Resources / Compensation	Marketing / Sales	Transport / Operations	IT
Leslie Abi-Karam	√			√		√	√
Alain Bédard	√	√				√
André Bérard	√	√		√
William T. England	√	√
Diane Giard	√	√			√
Richard Guay	√	√		√
Debra Kelly-Ennis	√		√		√
Neil D. Manning	√			√	√
Joey Saputo	√			√	√	√
Rosemary Turner	√	√				√

Board Diversity Policy

The CGNC considers potential candidates from time to time, with the support of an executive recruiting firm with which it discusses the Board’s needs in term of competencies and expertise.

The CGNC encourages Board diversity, including with respect to background, business experience, professional expertise, personal skills, geographic background and gender. Prior to nominating a new director for election or appointment, the President and Chief Executive Officer, along with the Chairman of the CGNC and the Lead Director, meet with the candidate to discuss his or her interest and willingness to serve on the Board of Directors, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board of Directors.

The Corporation adopted a Board Diversity Policy that promotes the inclusion of different perspectives and ideas, mitigates against groupthink and ensures that the Corporation has the opportunity to benefit from all available talent. The promotion of a diverse Board makes prudent business sense and makes for better corporate governance.

The Corporation seeks to maintain a Board comprised of talented and dedicated directors with a diverse mix of expertise, experience, skills and backgrounds. The skills and backgrounds collectively represented on the Board should reflect the diverse nature of the business environment in which the Corporation operates. For purposes of Board composition, diversity includes, but is not limited to, business experience, geography, age, gender, and ethnicity and aboriginal status. In particular, the Board ensures to include an appropriate number of women directors and fixes an objective on a yearly basis. For 2022, the Board has set as an objective that at least 30% of its members be women.

The Corporation is committed to a merit-based system for Board composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the Corporation will consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the Board.

Any search firm engaged to assist the Board or a committee of the Board in identifying candidates for appointment to the Board will be specifically directed to include diverse candidates generally, and multiple women candidates in particular.

Annually, the Board or a committee of the Board will review the Board Diversity Policy and assess its effectiveness in promoting a diverse Board which includes meeting its targe number of women directors.

EXECUTIVE COMPENSATION – COMPENSATION DISCUSSION AND ANALYSIS

1.0Named Executive Officers

The Compensation Discussion and Analysis below highlights the Corporation’s executive compensation program and evaluates compensation decisions and philosophies for our President and Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated executive officers of the Corporation and its subsidiaries other than the CEO and CFO (collectively referred to as, the “Named Executive Officers” or “NEOs”).

For fiscal year 2021, the Corporation’s NEOs and their respective titles are listed below:

Name	Title
Alain Bédard	President, Chief Executive Officer and Chairman of the Board
David Saperstein	Chief Financial Officer
Steven Brookshaw	Executive Vice-President - Truckload
Brian Kohut	Executive Vice-President - Package & Courier
Gregory Orr	Executive Vice-President – US Truckload

2.0	Compensation Governance
2.1	Human Resources and Compensation Committee

In 2021, the HRCC was composed of Richard Guay (Chair), André Bérard and Joey Saputo. Mr. Neil Manning was appointed as new member of the HRCC in October 2021. No member of the HRCC is an officer, executive or employee of the Corporation or of a subsidiary of the Corporation. All members of the HRCC are independent within the meaning of National Instrument 52-110 Audit Committees.

The mandate of the HRCC consists of monitoring the performance assessment, succession planning and compensation of the NEOs and reviewing human-resources practices generally. Other responsibilities include: (i) appointing the executive officers of the Corporation upon recommendation of the CEO; (ii) reviewing the performance evaluations of the NEOs; (iii) recommending the NEOs’ compensation levels to the Board of Directors; and (iv) retaining consulting services of outside experts for advice on executive compensation matters.

2.2	The HRCC’s Role Regarding Compensation

The HRCC monitors and assesses the performance of the NEOs and determines compensation levels on an annual basis. In its assessment of the annual compensation of the NEOs, the HRCC takes into consideration the median compensation paid by other Canadian and American companies of comparable size and the absolute and relative performance of the Corporation relative to such other companies. In addition, the HRCC considers other relevant factors such as pension benefits and costs. During the 2021 financial year, the HRCC held four in camera sessions without members of management present at which the HRCC discussed, among other things, the compensation of the CEO.

The following table sets out the respective roles of the HRCC and management with regards to compensation decisions:

Compensation decisions	HRCC	Management
Philosophy and policy	•Work with management to develop compensation philosophy and policy and review, approve and adopt the philosophy and policy.	•Develop, recommend and implement compensation philosophy and policy. •Monitor actual practice to ensure consistency with philosophy and policy and propose changes as appropriate.
Plan design

•Review, approve and adopt plan objectives, plan type, eligibility, vesting provisions (including performance conditions) and other provisions such as change of control, death, disability, termination with/without cause, resignation, etc.

•Work with HRCC to develop plan design. •Implement plan design.
Performance targets	•Review, approve and adopt the Corporation’s performance targets. •Receive division-level performance targets for information.	•CEO recommends the Corporation’s performance targets for Board of Directors’ approval. •CEO cross-calibrates and approves division-level performance targets.
Performance evaluations	•Conduct CEO performance evaluation. •Receive performance evaluation information for succession planning purposes.	•Conduct performance evaluations for direct reports and inform the HRCC for succession planning purposes.
Individual salary increases and incentive awards	•Approve compensation for NEOs and LTI eligible groups.	•CEO recommends compensation for NEOs and all LTI eligible groups to the HRCC for approval.

The members of the HRCC have experience in executive compensation either as officers or directors of public companies.

The Board of Directors considers that the members of the HRCC together have the knowledge, the experience and the right profile in order to fulfill the HRCC mandate. As at December 31, 2021, none of the HRCC members was CEO of a public company.

The following table sets out the HRCC members, their experience in executive compensation and their competencies and experience in compensation policies and practices decision making:

Committee members	Independent	Direct experience in executive compensation	Competencies and experience in compensation policies and practices decision-making
Richard Guay	Yes	√	√
André Bérard	Yes	√	√
Joey Saputo	Yes	√	√
Neil Manning	Yes	√	√
2.3	Compensation Consultant

The HRCC has the authority to retain independent consultants to advise it on compensation policy issues. During the 2019, 2020 and 2021 financial years, Willis Towers Watson (“WTW”), Korn Ferry and Mercer were retained by the HRCC to review the compensation of the Corporation’s executives and other matters relating to executive compensation.

The HRCC is not required to pre-approve other services that WTW, Korn Ferry, Mercer or their respective affiliates provide to the Corporation at the request of management.

Executive Compensation and Succession Planning-Related Fees

(a)Executive Compensation and Succession Planning-Related Fees

“Executive Compensation and Succession Planning-Related Fees” consist of fees for professional services billed by each consultant or advisor, or any of its affiliates, that are related to determining compensation and succession planning for any of the Corporation’s directors and/or executive officers. WTW, Korn Ferry and Mercer billed the Corporation an aggregate of $171,283, $92,468 and $63,459 in Executive Compensation and Succession Planning-Related Fees in 2021, 2020 and 2019, respectively.

(b)All Other Fees

“All Other Fees” consist of fees for services that are billed by each consultant or advisor mentioned above and which are not reported under “Executive Compensation and Succession Planning-Related Fees”. WTW billed the Corporation $47,956, $12,390 and $8,643 in “All Other Fees” in 2021, 2020 and 2019, respectively.

Because of the policies and procedures that the HRCC and its consultants have established, the HRCC is confident that the advice it receives from any individual executive compensation advisor is objective and not influenced by the relationships of the consultants or their affiliates with the Corporation.

2.4	Managing Compensation Risk

The Corporation’s compensation policies and practices encourage behaviour which aligns with the long-term interests of the Corporation and its shareholders. The HRCC ensures that the policies, practices, and plans respect applicable laws and continuously seeks improvement in compensation risk management monitoring.

In fiscal year 2021, the HRCC conducted a review of the Corporation’s compensation program, policies and practices based on several criteria such as the governance of the plans, the nature and mix of performance measures, the weighting of the compensation elements within the pay mix and the goal-setting process. Further to this review, the HRCC was satisfied that there are no risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

2.5	Clawback Policy

The Corporation adopted a clawback policy with effect from January 1, 2015. This policy is designed to set the guidelines for recovery of performance-based compensation of senior executives of the Corporation, including NEOs, in the event that, after the effective date, (i) the financial statements of the Corporation are restated as the direct or indirect result of fraud or illegal misconduct on the part of one or more executives, and (ii) the amount of any performance-based compensation paid to any such executive for the year(s) in question would have been lower had it been calculated based on such restated financial statements for the year(s) in question. See “Corporate Governance - Ethical Business Conduct” below.

2.6Anti-Hedging Policy

The Corporation adopted an anti-hedging policy with effect from January 1, 2015. The policy prohibits directors and other senior executives of the Corporation from using derivatives or other financial instruments to retain legal ownership of their shares in the Corporation while reducing their exposure to changes in the Corporation’s share price. See “Corporate Governance - Ethical Business Conduct” below.

2.7Succession Planning

The Board of Directors of the Corporation has the mandate to review and support the succession plan for its senior officers and to ensure that actions are taken to manage leadership and talent risk. Since 2014, successor identification efforts have been carried out and individual career plans drafted, resulting in many candidates moving into senior management positions (executive level). The Board closely tracks the development of key talent at the Corporation, including planning for emergency replacements and contingencies.

In 2018, the Board reviewed the high-potential and succession candidates for all business unit executive positions and members of the Executive Committee, in Canada and the United States. More than 20 candidates underwent an exhaustive evaluation, consisting of interviews, psychometric tests, examination of strengths and areas for improvement, risk profiles, etc. Each evaluation included a development plan to prepare the candidates to take on leading roles (executive level) over a time frame from six months to five years. The results of the psychometric tests were shared with each candidate, and various coaching and development targets were identified and discussed during the sessions. Individual profiles, along with a consolidated analysis of the entire succession cohort, have given the Board a broad appreciation of the leadership culture, business behaviours and key competencies that have been leveraged to respond to its various markets. The process not only engaged the senior management team in a structured process to develop its talent but also provided information to the Board to allow it to play an active role in advancing succession at the Corporation.

In 2019, a CEO succession planning process was developed and agreed upon. The Corporation’s plan provides a process for both a planned CEO retirement, as well as an unplanned CEO departure as a result of unforeseen circumstances. The Corporation does not anticipate CEO retirement in the near term.

3.0 Determining Compensation

3.1Compensation Philosophy and Program Objectives

Compensation is designed to attract, motivate, and retain high-performing senior executives. The compensation program is intended to reward overall operational performance and surplus cash creation and is closely linked to corporate performance (a pay-for-performance philosophy). The compensation program aligns the executives’ interests with those of the Corporation’s shareholders by providing them with equity-based incentive plans and the opportunity for total compensation that is competitive with the compensation received by executives employed by a group of comparable companies.

3.2Benchmarking Practices and Positioning

The Corporation’s compensation philosophy for the President and CEO is to position base salary, total target cash compensation (base salary and target short-term incentives) and total target direct compensation (total target cash compensation and LTIs) at the upper quartile of the Corporation’s comparator group. This target positioning is intended to reflect the President and CEO’s role as founder of the Corporation. For the other NEOs, the Corporation’s target positioning is to align base salary, total target cash compensation and total target direct compensation at the median of the market, with the possibility to reach the upper quartile for strong performance.

The composition of the comparator group is reviewed periodically by the HRCC, to ensure its continued relevance. In 2020, Mercer was mandated by the Board to conduct a thorough executive benchmarking review and provide market data for benchmarking aggregate total direct compensation and each individual element. As a result of this review, the comparator group has been updated and is comprised of Canadian and American companies of similar size to the Corporation from various industries to reflect the scope of the executive roles, as well as other Canadian and American companies with which the Corporation competes for executive talent within the same industry.

The comparator group is comprised of four Canadian companies and twelve American companies listed below, with annual revenues between $1 billion and $16 billion (median revenues are in line with those of the Corporation) and meeting one or more of the following criteria:

•	Operating in one of the following sectors:
-	transportation/supply management
-	large distribution network (e.g., retail/trade or consumer products)
-	industrial/utilities
•	Autonomous
•	Publicly traded
•	Entrepreneurial culture
•	Growth by acquisitions

Revenue size is considered relevant in selecting comparators given the correlation between pay levels and company size. The industry sector is considered relevant in selecting comparators, as the Corporation competes directly with these organizations for customers, revenue, executive talent, and capital. The nature of the organization (i.e., autonomous, publicly traded, entrepreneurial, growth by acquisitions) is considered relevant as an indicator of the level of complexity, job scope and responsibility associated with senior executive positions.

The updated comparator group is comprised of the following companies:

•Old Dominion Freight Line, Inc.	•Saia, Inc.
•Knight-Swift Transportation Holdings Inc.	•Schneider National Inc.
•JB Hunt Transport Services, Inc.	•YRC Worldwide Inc.
•ArcBest Corporation	•Canadian National Railway Company
•Landstar System, Inc.	•Werner Enterprises, Inc.
•C.H. Robinson Worldwide, Inc.	•Expeditors International of Washington, Inc.
•XPO Logistics, Inc.	•Canadian Pacific Railway Limited
•Air Canada	•Finning International Inc.

The median revenues of the comparator group were $5.34B versus the Corporation’s revenues of $3.78B and the median market cap was $6.06B versus the Corporation’s market cap of $4,82B as at December 31, 2020.

3.3Compensation Elements

The Corporation’s executive compensation program is structured to have three main components: base salary, short-term incentives (bonuses), and LTIs, including restricted share units (“RSUs”) and performance share units (“PSUs”). The following table sets out the Corporation’s plans by component of compensation and discusses how each component relates to the Corporation’s overall executive compensation objective.

Compensation element	Form	Performance period	Objective
Base Salary	Cash	Annual

Immediate cash incentive for the Corporation’s executive officers; should be at levels competitive with the comparator group that competes with the Corporation for business opportunities and executive talent.

Ensure internal equity and competitiveness.

Short-term incentive plan	Cash based on performance	Annual

Encourage and reward performance over the financial year compared to predefined goals and objectives and reflect progress toward company-wide performance objectives and personal objectives.

Reflect a pay-for-performance philosophy (corporate, business unit and individual performance).

Long-term incentive plans (1)	RSUs (50%)	3-year cliff vesting

Ensure that the executive officers are motivated to achieve long-term growth of the Corporation and continuing increases in shareholder value and provide capital accumulation linked directly to the Corporation’s performance.

	PSUs (50%)	3-year cliff vesting

100% of both LTI plans are time based. 50% of the LTI plan (PSU) is subject to performance vesting conditions. This combination emphasizes (i) the retention element of the equity awards, (ii) the “at risk” nature of the equity awards, and (iii) the tie to Corporation performance for the PSUs.

Pension plans	Pension plan (defined benefits, RRSP and 401K)	Ongoing	Attract and retain highly qualified executives by providing market-competitive benefits for income security in retirement.
Health and other benefits and perquisites	Health, dental, life, disability insurance plans Car allowance	Ongoing	Attract and retain healthy and high-performing executives by providing market-competitive benefits and perquisites.

(1) Since fiscal year 2020, the LTI award consists of an equity mix of 50% RSUs and 50% PSUs.  Prior to fiscal year 2020, the LTI award consisted of an equity mix of 50% stock options and 50% performance contingent restricted share units.

The variable components of the Corporation’s executive compensation program are designed to closely link the compensation of the Corporation’s NEOs, senior executives and management employees with the performance of the Corporation and its subsidiaries (a pay-for-performance philosophy).

3.3.1Base Salary

In approving the base salary of the NEOs, including the President and CEO, the HRCC takes into consideration the salaries paid to senior executives of other Canadian and American companies holding positions of similar importance, scope and complexity. The HRCC reviews the base salary of each NEO on a regular basis so that it may recommend to the Board of Directors that appropriate adjustments be made thereto in order to ensure that the salaries of the Corporation’s NEOs remain competitive as per the compensation program objectives.

3.3.2Short-Term Incentive Plan

NEOs and other senior executives of a group or division within the Corporation are eligible to receive an annual bonus under a short-term incentive plan (“STIP”). The STIP provides an opportunity to receive an annual cash payment based on the degree of achievement of objectives set by the Board of Directors upon recommendation by the HRCC. The objectives of the STIP are to reward achievement based on the Corporation’s financial performance and strengthen the link between pay and performance.

The following table sets out the performance weightings and the potential STIP payouts as a percentage of base salary for the NEOs in 2021:

Name	Target payout as a percentage of base salary	Financial objectives (1)		Individual / Non-financial strategic objectives
		Performance indicator (2)	Weighting	Weighting
Alain Bédard	250%	Revenues, Operating Earnings, EBITDA, Free Cash flow (3) and Adjusted Diluted EPS	80%(4)	20%(5)
David Saperstein	75%	Operating Earnings of the Corporation	80%	20%
Steven Brookshaw	75%	Business Unit Operating Earnings	80%	20%
Brian Kohut	75%	Business Unit Operating Earnings	80%	20%
Gregory Orr	75%	Business Unit Operating Earnings	80%	20%
(1)	A minimum performance threshold of 80% is required to receive a STIP payout under the financial objectives.
(2)	Performance indicators for the CEO are based on corporate financial measures
(3)	Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale.
(4)	Weighting for financial objectives performance indicators is 16% for each respective criterion, for a total of 80%.
(5)	The CEO has two non-financial strategic objectives and weighting for each objective is 10%, for a total of 20%.

For the CEO, Alain Bédard, the 2021 STIP is based 80% on financial objectives of the Corporation and 20% on non-financial strategic objectives. In order to be eligible to receive any payout under the 2021 STIP in respect of the financial-objectives component, a minimum performance threshold of 80% of the budgeted Revenues/Operating Earnings/Earnings before interest, taxes, depreciation and amortization (“EBITDA”)/ Free Cash flow measures and Adjusted Diluted EPS is required.

For the CFO, David Saperstein 80% of the 2021 STIP is based on Operating Earnings of the Corporation and 20% on individual objectives. For other NEOs, 80% of the 2021 STIP is based on attainment of budgeted Operating Earnings in their respective business units and 20% is based on individual objectives.

The Board of Directors, upon recommendation by the HRCC, may modify actual STIP awards either upwards or downwards taking into consideration exceptional circumstances as deemed appropriate. The overall mix of financial objectives reflects the Corporation’s balanced focus on top-line growth as well as bottom-line profitability. As well, for other NEOs, the STIP performance indicators recognize the importance of the strong entrepreneurial culture and the autonomy of each entity within the Corporation.

For the 2021 fiscal year, the HRCC approved the payment of an aggregate of $5,728,090 under the STIP for the NEOs. The Canadian portion thereof was converted to US dollars based on the average Bank of Canada daily exchange rate for 2021 (1.00 USD = 1.2535 CAD).

Target performance goals in 2021

The following table sets out the impact of the Corporation’s financial performance on the compensation earned by the NEOs during fiscal year 2021.

CEO

Corporate metrics	Target objectives in $000’s (3)	Achievement in 2021 (4)
Revenues (1)	3,501,302 (5)	The Corporation met 98.37% of its target Revenues objectives
EBITDA	677,886 (5)	The Corporation met 113.12% of its target EBITDA objectives
Operating Earnings	378,467 (5)	The Corporation met 127.46% of its target Operating Earnings objectives
Free Cash Flow (2)	393,674 (5)	The Corporation met 146.96% of its target Free Cash Flow objectives
Adjusted Diluted EPS	2.91 (5)	The Corporation met 129.10% of its target Adjusted Diluted EPS
(1)	Revenues before fuel surcharge.
(2)	Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets heldfor sale.
(3)	The amounts in the table above are shown in USD based on the exchange rate of (1.00 USD = 1.33 CAD).
(4)	Results exclude significant acquisitions and/or other expenses approved by the HRCC.
(5)	The CEO is eligible for over-achievement as at least 95% of each objective was attained. The payout for Corporate metrics was at 125% for all objectives.

For the CEO, the following non-financial objectives were also identified and measured in 2021:

Objectives	Achievement in 2021

Identify acquisition opportunities and when acquired and integrated, accomplish financial and non-financial objectives and or develop a strategy to enhance shareholder value by reengineering the applicable business segments to ensure they are best structured.

The objectives were met at 100%

Develops a compelling vision for an organizational effectiveness that will build a strong team of highly experienced operators that will capitalize on the capabilities of the Corporation to respond to turbulent economic environment.

The objectives were met at 100%

CFO

Corporate metrics	Target objectives in $000’s	Achievement in 2021(1)
Operating Earnings	378,467 (2)	The Corporation met 127.46% of its target Operating Earnings objectives (3)
(1)	Results exclude significant acquisitions and/or other expenses approved by the HRCC.
(2)	The amounts in the table above are shown in USD based on the exchange rate of (1.00 USD = 1.33 CAD).
(3)	The CFO’s 2021 STIP payout on Corporate metrics was at 125%.

Other NEOs

NEOs	Corporate metrics	Target Objectives in $000’s	Main segment of activity (1)	Achievement in 2021
Steven Brookshaw	Operating Earnings	73,459(5)	Truckload	Objectives met at 133% (2)
Brian Kohut	Operating Earnings	59,396(5)	Package & Courier	Objectives met at 150% (3)
Gregory Orr	Operating Earnings	60,148	US Truckload	Objectives met at 110% (4)
(1)	These are the main segments of activities of the respective NEOs. However, not all divisions within a segment of activity are within the scope of the respective NEOs.
(2)	Steven Brookshaw is eligible for over-achievement performance payment on financial criteria. The 2021 STIP financial objectives payout was at 125%.
(3)	Brian Kohut is eligible for over-achievement performance payment on financial criteria. The 2021 STIP financial objectives payout was at 125%.
(4)	Gregory Orr is eligible for over-achievement performance payment on financial criteria. The 2021 STIP financial objectives payout was at 125%.
(5)	The amounts in the table above are shown in USD and were converted for Brian Kohut and Steven Brookshaw based on the exchange rate of (1.00 USD = 1.33 CAD).

3.3.3Long-Term Incentive Plans

Long-Term Incentive Policy

The Corporation’s long-term incentive philosophy is to provide executives with long-term compensation that aligns their interests with those of shareholders. Besides the link with the long-term performance of the stock, the LTI (“LTI”) plans are also subject to rigorous performance hurdles that further ensures that pay is aligned with performance. Each participant’s annual long term incentive allocation will be split in two equally weighted awards of RSUs and PSUs. The RSUs will be subject only to a time cliff vesting condition on the third anniversary of the award whereas the PSUs will be subject to both performance and time cliff vesting conditions on the third anniversary of the award. The performance conditions attached to the PSUs will be equally weighted between an absolute EBIT objective and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there will be two equally weighted comparisons: the first portion will be compared against the TSR of a group of industry peers and the second portion will be compared against the S&P/TSX60 index. This combination highlights (i) the retention element of the equity awards, (ii) the “at risk” nature of the equity awards, and (iii) the tie to Corporation performance for the PSUs.

The following table summarizes the Corporation’s LTI policy applicable in 2021:

LTI Vehicle	Weighting of Total LTI	Subject to Performance-based vesting		Subject to Time-based vesting
		Weighting	Range of performance	Weighting
RSUs	50%	0%	N/A	100%
PSUs	50%	100%	0%-200%	100%

Time-based long-term incentives

Time-based LTIs represent 50% of total LTIs and are principally granted or awarded for retention purposes.

Performance-based long-term incentives

As set out above, a large portion (50%) of the Corporation’s LTIs is subject to performance conditions. The performance conditions attached to the PSUs will be equally weighted between an absolute EBIT objective and relative TSR. For purposes of the relative TSR portion, there will be two equally weighted comparisons: the first portion will be compared against the TSR of a group of trucking industry peers and the second portion will be compared against the S&P/TSX60 index.

Performance-based PSUs vesting by level of performance
Level of attainment of performance objectives in relation to target	Percentage of PSUs vesting in relation to target grant or award
Below 80%	0%
Between 80% and 90%	Between 50%-90%
Between 90% and 100%	Between 90% -100%
Between 100% and 110%	Between 100% and 150%
Between 110% and 120%	Between 150% and 200%
Above 120%	200%

Determination of grant and award sizes for 2021

The following table sets out the guideline LTI award, the target number of RSUs and PSUs that can be granted or awarded to NEOs under the 2021 grant - reference period: January 1, 2021 to December 31, 2021:

Name	Guideline LTI award (% of base salary)	Target and Actual grant of RSUs (#) (50% of the guideline)	Target and Actual award of PSUs (#)(1) (50% of the guideline)
Alain Bédard	250%	24,626	24,626
David Saperstein	100%	3,542	3,542
Steven Brookshaw	100%	2,627	2,627
Brian Kohut	100%	2,627	2,627
(1)	LTI award size =Participant’s Base Salary at Award Date x Target Award of each Participant

Share Price

For purposes of determining the size of Awards, the Participant’s Base Salary in local currency and Share Price based on local market (TSX or NYSE) is used

Determination of grant and award sizes for previous years (1)

Year	Target Objective in $000’s(3)	Achievement in $000’s(3)	Performance-based LTIs			Time-based LTIs
			Weighting	Level of attainment of target	Percentage of LTI to be granted or awarded as percentage of target	Weighting	Granted or awarded as percentage of target
2019	266,421	329,126	75%	123.54%	125%	25%	100%
2018	280,282	233,680	75%	83.37%	60.2%	25%	100%
2017 (2)	117,286	112,255	75%	95.71%	94.3%	25%	100%
2016	235,440	215,702	75%	91.62%	88.8%	25%	100%
2015	231,034	227,428	75%	98.4%	97.9%	25%	100%
(1)	Prior to fiscal year 2020, the LTI award was based largely (75%) on performance conditions at the time of grating.
(2)	The financial objective was measured over a reference period from July 1, 2016 to December 31, 2016 – six months.
(3)	The amounts in the table above are shown in USD based on the average exchange rate of the Bank of Canada for 2021 (1.00 USD = 1.2535 CAD).

Restricted Share Unit Plan

On January 1, 2020, the Board of Directors established the Restricted Share Unit Plan for officers and employees of the Corporation and its subsidiaries (the “RSU Plan”). The following is a description of the RSU Plan:

(a)	the Board of Directors of the Corporation may from time-to-time by resolution award Restricted Share Units (“RSUs”) to officers and/or employees of the Corporation and its subsidiaries;
(b)	RSUs vest on the “Vesting Date”, the date at which the RSUs awarded under such Award become vested, namely on the third-year anniversary of the Award;
(c)

during the term of a RSU, in the event that the Corporation declares and pays a cash dividend on its common shares, RSU participants shall be entitled to receive “Dividend Equivalents” in the form of additional RSUs; the Corporation shall credit to a RSU participant, in respect of each RSU held by such participant, an additional fraction of a RSU calculated by dividing the per share amount of the cash dividend by the volume weighted average trading price of the Corporation’s shares for the five trading days preceding the date on which the dividend is paid by the Corporation; such additional fractions of RSUs vest on the “Vesting Date” for the Award on which they have been credited;

(d)	RSUs awarded under the RSU Plan are not transferable other than by will or by the laws of succession of the domicile of a deceased RSU participant;
(e)	no RSU awarded under the RSU Plan can be pledged, charged, transferred, assigned or otherwise encumbered or disposed of, on pain of nullity;
(f)	if an RSU participant takes normal retirement (as defined in the RSU Plan), such Participant shall continue benefiting from his or her rights thereunder until the Vesting Date;
(g)

if a RSU participant’s employment with the Corporation is terminated for cause or the participant resigns from his/her employment, any RSU not vested prior to the time of delivery by the Corporation to such RSU participant of a letter of termination of employment with the Corporation shall immediately lapse and become null and void upon such delivery;

(h)

upon a RSU participant’s employment or office with the Corporation terminating or ending by reason of involuntary termination without cause, death, disability or early retirement (as defined in the RSU Plan), the RSUs held by the participant shall be adjusted proportionally to the number of days worked during the period that begins on the date of the award set out in the Notice of Award and which ends of the applicable Deemed Date of Termination, by multiplying the number of RSUs held by the Participant by a fraction, the numerator of which is the number of days elapsed from the date of the award to the Deemed Date of Termination and the denominator of which is equal to the number of days representing the full vesting period for the Grant. The resulting number of adjusted RSUs shall be the number of RSUs that shall be redeemed on the applicable Deemed Date of Termination and all other RSUs become null and void;

(i)	RSUs awarded pursuant to the RSU Plan are redeemed in “stock bought in the open market” less required statutory deductions;

(j)

in the event of any reorganization, change in the number of issued and outstanding shares by reason of any stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, an equitable adjustment shall be made by the HRCC, by adjusting (i) the kind of shares deliverable under the Plan, (ii) the number and/or kind of shares underlying outstanding RSUs, (iii) the factors and manner in which the settlement amount of a RSU is to be determined, or (iv) any other term or condition of the RSUs. Such adjustment shall be final and binding on all parties;

(k)

if within twelve months of a change of control, (i) a participant’s employment with the Corporation is terminated without cause; or (ii) a participant voluntarily terminates his or her employment following a change in the participant’s position, conditions or location of employment, or responsibilities, then in such event all of the participant’s unvested RSUs shall vest on the last day of active employment of the participant, notwithstanding the provisions of paragraphs (f), (g), and (h) above. The redemption price of each RSU shall correspond to the volume weighted average price for the five trading days preceding such last day of active employment and the Corporation shall make payment to the participant in accordance with the rules of the RSU Plan, as adjusted. However, if a participant maintains employment in a position equivalent to the position he or she held before the change of control, the vesting of the RSUs shall follow its normal course in accordance with the RSU Plan; and

(l)

the Board of Directors of the Corporation may make the following types of amendments to the RSU Plan without seeking approval from the shareholders of the Corporation: (i) amendments of a “housekeeping” or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the RSU Plan or to correct or supplement any provision of the RSU Plan that is inconsistent with any other provision of the RSU Plan; (ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); (iii) amendments necessary in order for RSUs to qualify for favourable treatment under applicable taxation laws; (iv) amendments respecting administration of the RSU Plan; (v) any amendment to the “vesting” provisions of the RSU Plan or any RSU; (vi) any amendment to the early termination provisions of the RSU Plan or any RSU, whether or not such RSU is held by an “insider” of the Corporation, provided such amendment does not entail an extension beyond the original expiry date; (vii) the addition or modification of the redemption feature, payable in shares of the Corporation bought in the market; (viii) amendments necessary to suspend or terminate the RSU Plan; and (ix) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

Performance Share Unit Plan

On January 1, 2020, the Board of Directors established the Performance Share Unit Plan for officers and employee of the Corporation and its subsidiaries (the “PSU Plan”). The following is a description of the PSU Plan:

(a)	the Board of Directors of the Corporation may from time-to-time by resolution award Performance Share Units (“PSUs”) to officers and/or employees of the Corporation and its subsidiaries;
(b)

PSUs vest on the “Vesting Date”, the date at which the PSUs awarded under such award become vested, namely on the third-year anniversary of the award and are subject to performance conditions as defined below;

(i)	50% of the PSUs vesting shall be determined by the average level of attainment, for each of the three years in the cycle, of the EBIT Target set at the beginning of each of the applicable years; and
(ii)

the other 50% of the PSUs will also vest on the third anniversary of the award and are subject to the performance of TFI’s average three-year TSR in relation to the average three-year TSR of the following equally-weighted two comparator groups during the three-year Award Cycle:

(a)	50% in relation to the Peer Group; and

(b)	50% in relation to the TSX 60 index;
(c)

during the term of a PSU, in the event that the Corporation declares and pays a cash dividend on its common shares, PSU participants shall be entitled to receive “Dividend Equivalents” in the form of additional PSUs; the Corporation shall credit to a PSU participant, in respect of each PSU held by such participant, an additional fraction of a PSU calculated by dividing the per share amount of the cash dividend by the volume weighted average trading price of the Corporation’s shares for the five trading days preceding the date on which the dividend is paid by the Corporation; such additional fractions of PSUs vest on the “Vesting Date” for the Award on which they have been credited;

(d)	PSUs awarded under the PSU Plan are not transferable other than by will or by the laws of succession of the domicile of a deceased PSU participant;
(e)	no PSU awarded under the PSU Plan can be pledged, charged, transferred, assigned or otherwise encumbered or disposed of, on pain of nullity;
(f)	if a PSU participant takes normal retirement (as defined in the PSU Plan), such Participant shall continue benefiting from his or her rights thereunder until the Vesting Date;
(g)

if a PSU participant’s employment with the Corporation is terminated for cause or the participant resigns from his/her employment, any PSU not vested prior to the time of delivery by the Corporation to such PSU participant of a letter of termination of employment with the Corporation shall immediately lapse and become null and void upon such delivery;

(h)

upon a PSU participant’s employment or office with the Corporation terminating or ending by reason of involuntary termination without cause, death, disability or early retirement (as defined in the PSU Plan), the PSUs held by the participant shall be adjusted proportionally to the number of days worked during the period that begins on the date of the award set out in the Notice of Award and which ends of the applicable Deemed Date of Termination, by multiplying the number of PSUs held by the Participant by a fraction, the numerator of which is the number of days elapsed from the date of the award to the Deemed Date of Termination and the denominator of which is equal to the number of days representing the full vesting period for the Grant. The resulting number of adjusted PSUs shall be the number of PSUs that shall be redeemed on the applicable Deemed Date of Termination and all other PSUs become null and void;

(i)	PSUs awarded pursuant to the PSU Plan are redeemed in “stock bought in the open market” less required statutory deductions;
(j)

in the event of any reorganization, change in the number of issued and outstanding shares by reason of any stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, an equitable adjustment shall be made by the HRCC, by adjusting (i) the kind of shares deliverable under the Plan, (ii) the number and/or kind of shares underlying outstanding PSUs, (iii) the factors and manner in which the settlement amount of a PSU is to be determined, or (iv) any other term or condition of the PSUs. Such adjustment shall be final and binding on all parties;

(k)

if within twelve months of a change of control, (i) a participant’s employment with the Corporation is terminated without cause; or (ii) a participant voluntarily terminates his or her employment following a change in the participant’s position, conditions or location of employment, or responsibilities, then in such event all of the participant’s unvested PSUs shall vest on the last day of active employment of the participant, notwithstanding the provisions of paragraphs (f), (g) and (h) above. The redemption price of each PSU shall correspond to the volume weighted average price for the five trading days preceding such last day of active employment and the Corporation shall make payment to the participant in accordance with the rules of the PSU Plan, as adjusted. However, if a participant maintains employment in a position equivalent to the position he or she held before the change of control, the vesting of the PSUs shall follow its normal course in accordance with the PSU Plan; and

(l)

the Board of Directors of the Corporation may make the following types of amendments to the PSU Plan without seeking approval from the shareholders of the Corporation: (i) amendments of a “housekeeping” or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the PSU Plan or to correct or supplement any provision of the PSU Plan that is inconsistent with any other provision of the PSU Plan; (ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); (iii) amendments necessary in order for PSUs to qualify for favourable treatment under applicable taxation laws; (iv) amendments respecting administration of the PSU Plan; (v) any amendment to the “vesting” provisions of the PSU Plan or any PSU; (vi) any amendment to the early termination provisions of the PSU Plan or any PSU, whether or not such PSU is held by an “insider” of the Corporation, provided such amendment does not entail an extension beyond the original expiry date; (vii) the addition or modification of the redemption feature, payable in shares of the Corporation bought in the market;

(viii) amendments necessary to suspend or terminate the PSU Plan; and (ix) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

Performance Contingent Restricted Share Unit Plan

On July 24, 2014, the Board of Directors established the Performance Contingent Restricted Share Unit Plan for officers and employees of the Corporation and its subsidiaries (the “PCRSU Plan”). The PCRSU Plan was amended by the Board of Directors on July 1, 2014 and was amended effective on January 1, 2016, December 8, 2016 and December 23, 2016, respectively. The following is a description of the PCRSU Plan:

(a)

the Board of Directors of the Corporation may from time-to-time by resolution award Performance Contingent Restricted Share Units (“PCRSUs”) to officers and/or employees of the Corporation and its subsidiaries;

(b)

following the December 8, 2016 amendment, PCRSUs vest on the “Payment Date”, defined as approximately 34 months following the “Award Date” for grants after fiscal year 2016; in the month of December of the second preceding calendar year, following the Award Date of such Award;

(c)

during the term of a PCRSU, in the event that the Corporation declares and pays a cash dividend on its common shares, PCRSU participants shall be entitled to receive “Dividend Equivalents” in the form of additional PCRSUs; the Corporation shall credit to a PCRSU participant, in respect of each PCRSU held by such participant, an additional fraction of a PCRSU calculated by dividing the per share amount of the cash dividend by the volume weighted average trading price of the Corporation’s shares for the five trading days preceding the date on which the dividend is paid by the Corporation; such additional fractions of PCRSUs vest on the “Payment Date” for the Award on which they have been credited;

(d)	PCRSUs awarded under the PCRSU Plan are not transferable other than by will or by the laws of succession of the domicile of a deceased PCRSU participant;
(e)	no PCRSU awarded under the PCRSU Plan can be pledged, charged, transferred, assigned or otherwise encumbered or disposed of, on pain of nullity;
(f)	if a PCRSU participant takes normal retirement (as defined in the PCRSU Plan), such Participant shall continue benefiting from his or her rights thereunder until the Payment Date;
(g)

if a PCRSU participant’s employment with the Corporation is terminated for cause or the participant resigns from his/her employment, any PCRSU not vested prior to the time of delivery by the Corporation to such PCRSU participant of a letter of termination of employment with the Corporation shall immediately lapse and become null and void upon such delivery;

(h)

upon a PCRSU participant’s employment or office with the Corporation terminating or ending by reason of involuntary termination without cause, death, disability or early retirement (as defined in the PCRSU Plan), the PCRSUs held by the participant shall be adjusted proportionally to the number of days worked during the period that begins on the date of the award set out in the Notice of Award and which ends of the applicable Deemed Date of Termination, by multiplying the number of PCRSUs held by the Participant by a fraction, the numerator of which is the number of days elapsed from the date of the award to the Deemed Date of Termination and the denominator of which is equal to the number of days representing the full vesting period for the Grant. The resulting number of adjusted PCRSUs shall be the number of PCRSUs that shall be redeemed on the applicable Deemed Date of Termination and all other PCRSUs become null and void;

(i)	PCRSUs awarded pursuant to the PCRSU Plan are redeemed in “stock bought in the open market” less required statutory deductions;
(j)

in the event of any reorganization, change in the number of issued and outstanding shares by reason of any stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, an equitable adjustment shall be made by the HRCC, by adjusting (i) the kind of shares deliverable under the Plan, (ii) the number and/or kind of shares underlying outstanding PCRSUs, (iii) the factors and manner in which the settlement amount of a PCRSU is to be determined, or (iv) any other term or condition of the PCRSUs. Such adjustment shall be final and binding on all parties;

(k)

if within twelve months of a change of control, (i) a participant’s employment with the Corporation is terminated without cause; or (ii) a participant voluntarily terminates his or her employment following a change in the participant’s position, conditions or location of employment, or responsibilities, then in such event all of the participant’s unvested PCRSUs shall vest on the last day of active employment of the participant, notwithstanding the provisions of paragraphs (f), (g) and (h)  above. The redemption price of each PCRSU shall correspond to the volume weighted average price for the five trading days preceding such last day of active employment and the Corporation shall make payment to the participant in accordance with the rules of the PCRSU Plan, as adjusted. However, if a participant maintains employment in a position equivalent to the position he or she held before the change of control, the vesting of the PCRSUs shall follow its normal course in accordance with the PCRSU Plan; and

(l)

the Board of Directors of the Corporation may make the following types of amendments to the PCRSU Plan without seeking approval from the shareholders of the Corporation: (i) amendments of a “housekeeping” or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the PCRSU Plan or to correct or supplement any provision of the PCRSU Plan that is inconsistent with any other provision of the PCRSU Plan; (ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); (iii) amendments necessary in order for PCRSUs to qualify for favourable treatment under applicable taxation laws; (iv) amendments respecting administration of the PCRSU Plan; (v) any amendment to the “vesting” provisions of the PCRSU Plan or any PCRSU; (vi) any amendment to the early termination provisions of the PCRSU Plan or any PCRSU, whether or not such PCRSU is held by an “insider” of the Corporation, provided such amendment does not entail an extension beyond the original expiry date; (vii) the addition or modification of the redemption feature, payable in shares of the Corporation bought in the market; (viii) amendments necessary to suspend or terminate the PCRSU Plan; and (ix) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

2012 Stock Option Plan

On April 26, 2012, the Board of Directors of the Corporation established the 2012 Plan for officers and employees of the Corporation and its subsidiaries. The shareholders of the Corporation approved the 2012 Plan on April 26, 2013. The 2012 Plan incorporates amendments adopted by the Board of Directors on February 28, 2013 and July 24, 2014, respectively.

The 2012 Plan replaced the 2008 Stock Option Plan of the Corporation (the “2008 Plan”), in that no further stock options have been granted under the 2008 Plan. The following is a description of the 2012 Plan, as required by the TSX:

(a)

the Board of Directors of the Corporation may from time-to-time by resolution grant options to purchase common shares to officers and/or employees of the Corporation and its subsidiaries, provided that the total number of shares to be issued under the 2012 Plan does not exceed the number set out in paragraph (b) below. Options may be granted by the Corporation only pursuant to resolutions of the Board of Directors;

(b)

the maximum number of common shares that can be issued upon the exercise of options granted under the 2012 Plan is 5,979,201, representing 6.50% of the 92,152,893 issued and outstanding shares of the Corporation as of the close of business on December 31, 2021;

(c)

no option may be granted under the 2012 Plan to any optionee unless the aggregate number of common shares: (i) issued to “insiders” within any one-year period; and (ii) issuable to “insiders” at any time, under the 2012 Plan, or when combined with all of the Corporation’s other security-based compensation arrangements, could not exceed 10% of the total number of issued and outstanding common shares of the Corporation. For the purpose of the 2012 Plan, the term “insider” means “reporting insiders” as defined in National Instrument – 55-104 Insider Reporting Requirements and Exemptions;

(d)

no single person can hold at any time options covering more than 5% of the number of issued and outstanding shares of the Corporation from time-to-time. In addition, it will not be permitted to issue to an “insider” or to any associate of an “insider”, within a one-year period, upon the exercise of options granted pursuant to the 2012 Plan, a number of shares exceeding 5% of the number of issued and outstanding shares of the Corporation from time-to-time;

(e)

the exercise price of options granted under the 2012 Plan is fixed by the Board of Directors at the time of the grant of the options, but cannot be less than the volume weighted average trading price of the common shares of the Corporation on the TSX for the last five days on which the common shares traded on the TSX immediately prior to the day on which the option is granted;

(f)

the maximum period during which an option may be exercised is seven years from the date on which it is granted, subject to the condition that if an option is to expire during a period when the optionee is prohibited by the Corporation from trading in the shares of the Corporation pursuant to its rules of conduct and other policies, or within ten business days of the expiry of such “blackout period”, the term of such option will be automatically extended for a period of ten business days immediately following the end of the “blackout period”;

(g)	at the time of granting an option, the Board of Directors, at its discretion, may set a “vesting schedule”, that is, one or more dates from which an option may be exercised in whole or in part;

(h)	options granted under the 2012 Plan are not transferable other than by will or by the laws of succession of the domicile of a deceased optionee;
(i)	no option granted under the 2012 Plan can be pledged, charged, transferred, assigned or otherwise encumbered or disposed of, on pain of nullity;
(j)

if an optionee’s employment with the Corporation is terminated for serious reason, any option not exercised prior to the time of delivery by the Corporation to such optionee of a letter of termination of employment with the Corporation shall immediately lapse and become null and void upon such delivery;

(k)

if an optionee takes a normal retirement (as defined in the Plan), the optionee shall be entitled to exercise his rights under such option and continue benefiting from his rights during the three years following the commencement of his retirement or until the expiration of the term of the option, whichever occurs earlier. At the end of such three-year period, the option term shall be deemed to have lapsed;

(l)

if an optionee takes early retirement (as defined in the Plan), dies or becomes, in the determination of the Board of Directors, permanently disabled, while employed by the Corporation, any “vested” option or unexercised part thereof granted to such optionee may be exercised by the optionee or the person to whom the option is transferred by will or the laws of succession and distribution only for that number of common shares which the optionee was entitled to acquire under the option at the time of his retirement, death or permanent disability, as the case may be. Any such “vested” option may be exercised within one year after the optionee’s retirement, death or permanent disability, as the case may be, or prior to the expiry of the term of the option, whichever occurs earlier. Any “unvested” options at the time of retirement will become null and void upon retirement, death of permanent disability;

(m)

upon an optionee’s employment or office with the Corporation terminating or ending otherwise than by reason of retirement, death, permanent disability or termination for serious reason, any option or unexercised part thereof granted to such optionee may be exercised by the optionee only for that number of common shares which the optionee was entitled to acquire under the option at the time of delivery by the Corporation to the optionee of a letter of termination of the optionee’s employment or office with the Corporation. Any such “vested” option may be exercised within 30 days after such delivery or prior to the expiry of the term of the option, whichever occurs earlier;

(n)	the 2012 Plan does not provide for financial assistance from the Corporation to option holders;
(o)

options granted under the 2012 Plan may be exercised by the “cash exercise” or “cashless exercise” method. An optionee may use the “cash exercise” method in respect of certain shares subject to an option and simultaneously use the “cashless exercise” method in respect of other shares subject to the same option;

(p)

under the “cash exercise” method, an option granted under the 2012 Plan may be exercised by the optionee (or his personal representatives or legatees) giving notice in writing to the Secretary of the Corporation at its head office, which notice must specify the method of exercise and the number of shares in respect of which the option is being exercised and which must be accompanied by full payment, by cash or certified cheque, of the purchase price for the number of shares specified. Upon such exercise of the option, subject to paragraph (r) below, the Corporation will forthwith cause the transfer agent and registrar of its common shares to deliver to the optionee (or his personal representatives or legatees) a certificate in the name of the optionee representing in the aggregate such number of shares as the optionee (or his personal representatives or legatees) shall have then paid for and as are specified in such written notice of exercise of option;

(q)

under the “cashless exercise” method, an option granted under the 2012 Plan may be exercised by the optionee (or his personal representatives or legatees) giving notice in writing to the Secretary of the Corporation at its head office, which notice must specify the method of exercise and the number of shares in respect of which the option is being exercised and which must be accompanied by full payment, by cash or certified cheque, of the purchase price for the number of shares specified. Upon such exercise of the option, subject to paragraph (r) below, the Corporation will forthwith cause the sale of the number of shares in respect of which the option is being exercised directly on the open market. The proceeds from the sale of the shares will be used first to pay any commissions or fees in connection with such sale and, upon written instructions from the optionee, to repay any loan incurred by the optionee in connection with the exercise of the option, as the case may be. The balance of the proceeds will be paid to the optionee;

(r)

if the Corporation is required under the Income Tax Act (Canada) or any other applicable law to remit to any governmental authority an amount on account of tax on the value of any taxable benefit associated with the exercise of an option by an optionee, then the optionee must, concurrently with the exercise of the option:

(i)

pay to the Corporation, in addition to the exercise price for the options, sufficient cash as is determined by the Corporation, in its sole discretion, to be the amount necessary to fund the required tax remittance;

(ii)

authorize the Corporation, on behalf of the optionee, to sell in the market, on such terms and at such time or times as the Corporation determines, in its sole discretion, such portion of the common shares being issued upon exercise of the option as is required to realize cash proceeds in an amount necessary to fund the required tax remittance; or

(iii)	make other arrangements acceptable to the Corporation, in its sole discretion, to fund the required tax remittance;
(s)

in the event that the Corporation proposes to amalgamate or merge with another company (other than a wholly-owned subsidiary of the Corporation), or to liquidate, dissolve or wind-up, or in the event that an offer to purchase common shares of the Corporation is made to all shareholders of the Corporation, other than the offeror or offerors, the Corporation has the right, upon written notice to each optionee holding options under the 2012 Plan, to permit the exercise of all options outstanding under the 2012 Plan within a 20‑day period following the date of such notice and to determine that upon the expiry of such 20‑day period, all options terminate and cease to have effect;

(t)

if within twelve months of a change of control (as defined below), (i) an optionee’s employment with the Corporation is terminated without cause; or (ii) an optionee voluntarily terminates his or her employment following a change in the optionee’s position, conditions or location of employment, or responsibilities, then in any such event all of the optionee’s unvested options shall vest on the last day of active employment of the optionee and shall be exercisable within 30 days after the last day of active employment or prior to the expiration of the term of the option, whichever occurs earlier. However, if an optionee maintains employment in a position equivalent to the position he or she held before the change of control, the vesting of the options shall follow its normal course in accordance with the 2012 Plan. For the purpose of this paragraph, “change of control” means the occurrence of any of the following events: (i) the sale of all or substantially all of the assets of the Corporation on a consolidated basis, in one transaction or a series of related transactions, to a person that is at arm’s length from the Corporation, such that, for greater certainty, an internal reorganization shall not constitute a change of control; (ii) a merger, reorganization or other similar transaction pursuant to which the holders of the Corporation’s outstanding voting rights immediately prior to such transaction do not own a majority of the outstanding voting rights of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, or (iii) any person or a group of persons acting jointly or in concert becoming the beneficial owner, directly or indirectly, of shares carrying at least a majority of the outstanding voting rights of the Corporation;

(u)

approval by the shareholders of the Corporation is required for the following amendments to the 2012 Plan: (i) amendments to the number of shares issuable under the 2012 Plan, including an increase to a maximum percentage or number of shares; (ii) any amendment to the 2012 Plan that increases the length of the “blackout” extension period; (iii) any amendment which reduces the exercise price or purchase price of an option, whether or not such option is held by an “insider” of the Corporation; (iv) any amendment extending the term of an option beyond its original expiry date, whether or not such option is held by an “insider” of the Corporation, except as otherwise permitted by the 2012 Plan; and (v) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX); and

(v)

the Board of Directors of the Corporation may make the following types of amendments to the 2012 Plan without seeking approval from the shareholders of the Corporation: (i) amendments of a “housekeeping” or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the 2012 Plan or to correct or supplement any provision of the 2012 Plan that is inconsistent with any other provision of the 2012 Plan; (ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); (iii) amendments necessary in order for options to qualify for favourable treatment under applicable taxation laws; (iv) amendments respecting administration of the 2012 Plan; (v) any amendment to the “vesting” provisions of the 2012 Plan or any option; (vi) any amendment to the early termination provisions of the 2012 Plan or any option, whether or not such option is held by an “insider” of the Corporation, provided such amendment does not entail an extension beyond the original expiry date; (vii) the addition of any form of financial assistance by the Corporation for the acquisition by all or certain categories of eligible participants of shares under the 2012 Plan, and the subsequent amendment of any such provisions; (viii) the addition or modification of a cashless exercise feature, payable in cash or shares of the Corporation; (ix) amendments necessary to suspend or terminate the 2012 Plan; and (x) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

Stock Options Issued and Outstanding and “Annual Burn Rate”

The following table sets out information regarding the Corporation’s shares reserved as at December 31, 2021 for purposes of equity compensation:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (C$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	2,060,960	C$33.52	—
Equity compensation plans not approved by security holders	—	—	—
Total	2,060,960	C$33.52	—

The table below sets out the number of options granted, outstanding and available for grant under the 2012 Plan as at December 31, 2021:

Measure of Dilution	# of options	Total % of shares outstanding
	2012 Plan
Options outstanding the total number of options outstanding, including the annual grant	2,060,960	2.2
Options available for grant the number of options in reserve that are available for grant	0	0
Overhang the number of options outstanding plus the number of options in reserve that are available for grant in the future	2,060,960	2.2

3.4Executive Stock Ownership Policy

On January 1, 2020, the Corporation amended and restated its Executive Stock Ownership guideline policy applicable to certain designated executive officers, including NEOs (the “Designated Executives”), which requires them to maintain share ownership levels that meet or exceed the following guidelines:

•	Chief Executive Officer: 5.0 X annual base salary
•	CFO and Executive Vice-Presidents: 2.0 X annual base salary
•	All Other Designated Executives:0.5 X annual base salary

Designated Executives must retain and not dispose of, sell or transfer 100% of Gain Shares resulting from the exercise of stock options and 100% of after-tax shares resulting from the vesting of RSUs, 100% of after-tax shares resulting from the vesting of  PSUs and 100% of after-tax shares resulting from the vesting of PCRSUs. “Gain Shares” means the net number of shares left subsequent to the sale of shares used for payment of the shares issued upon exercise or settlement and for any tax withholding obligations.

Designated Executives who were subject to the previous “Executive Stock Holding Policy” of the Corporation will continue to benefit from its original five year period to meet the required level of stock ownership applicable to their position under the current policy.

New Designated Executives have five years from the date of their first grant of PSU and RSU to meet the required level of stock ownership applicable to their position.

A Designated Executive who is subsequently promoted to a higher level of Designated Executive will have five years from the date of promotion to acquire any additional shares to comply with the required level of share ownership.

The following types of equity instruments are included in determining share ownership for purposes of this policy:

(a)	For at least 50% of the targeted ownership requirement:
•	shares directly owned by the NEO or owned jointly with an immediate family member residing in the same household;
•	shares indirectly owned by the NEO, through a holding company in which the Designated Executive directly or indirectly owns shares; and
•	shares held in trust for the benefit of the NEO or jointly with an immediate family member of the NEO.
(b)	For the remainder of the targeted ownership requirement, if necessary:
•	100% of unvested PCRSUs; and
•	100% of unvested RSUs pursuant to any such future plan.

The following table sets out the minimum share ownership requirement of each NEO and related information:

Name	Minimum ownership requirement (1)	Deadline for compliance	Common shares(2)	Other equity instruments(3)	Value of holdings as at December 31, 2021(8), per minimum share ownership policy	Compliant as at December 31, 2021
			Value as at December 31, 2021(8)	Value as at December 31, 2021(8)
Alain Bédard	$7,000,000(4)	January 1, 2016	$498,132,049	$13,771,580	$255,951,815	Yes
David Saperstein	$1,000,000(5)	January 1, 2024	$2,949,729	$1,771,970	$2,360,849	Yes
Steven Brookshaw	$751,761(6)	January 1, 2023	$3,021,467	$1,052,998	$2,037,232	Yes
Brian Kohut	$751,761(7)	January 1, 2016	$13,674,459	$1,154,484	$7,414,471	Yes
Gregory Orr	$880,000(5)	Janvier 1, 2024	$2,798,619	$1,387,464	$2,093,042	Yes
(1)	Includes shares, 100% of DSUs and 100% of unvested PCRSUs and RSUs.
(2)	Includes shares and 100% of DSUs.
(3)	Includes 100% of unvested PCRSUs and RSUs.
(4)	Five times annual base salary as at December 31, 2021.
(5)	Two times annual base salary as at December 31, 2021
(6)

Two times annual base salary as at December 31, 2021. The minimum ownership requirement figure shown for Steve Brookshaw is the USD equivalent of C$950,000 based on the closing exchange rate Bank of Canada on December 31, 2021 rate for  (1.00 USD = 1.2637 CAD).

(7)

Two times annual base salary as at December 31, 2021. The minimum ownership requirement figure shown for Brian Kohut is USD equivalent of C$950,000 based on the closing exchange rate Bank of Canada on December 31, 2021 (1.00 USD = 1.2637 CAD).

(8)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2021 (C$141.87). The total market value was converted to U.S. dollars based on the closing exchange rate from Bank of Canada on December 31, 2021 (1.00 USD = 1.2637 CAD).

3.5Rules of Conduct of Insiders Respecting Trading of Securities of the Corporation

The Rules of Conduct of Insiders Respecting Trading of Securities of the Corporation apply to the members of the Board of Directors and to senior executives of the Corporation and its major subsidiaries. The Rules of Conduct provide for “blackout” periods during which trading in the securities of the Corporation is not permitted and require that prior approval for trading in securities of the Corporation be obtained from either the CFO or the Secretary of the Corporation.

The Anti-Hedging Policy of the Corporation was adopted to prohibit directors and other senior executives of the Corporation and its divisions from using derivatives or other financial instruments to retain legal ownership of their shares in the Corporation while reducing their exposure to changes in the Corporation’s share price.

See “Corporate Governance - Ethical Business Conduct” below.

3.6Performance Graph

The following graph compares the total return of a $100 investment in the common shares of the Corporation made on January 2, 2017 with the cumulative return of the S&P TSX Capped Equity Index for the five-year period ended December 31, 2021.

3.7President and CEO Compensation Look-back table and Five-Year TSR Comparison

The Corporation’s compensation policies are designed to align compensation with the creation of shareholder value. As a result, a significant portion of the President and CEO’s compensation is at risk and LTIs are structured to deliver compensation value if value is created for shareholders. The table below demonstrates the current value (both realized and realizable) as at December 31, 2021. The compensation outcomes are set against the performance of the yearly cumulative TSR on a $100 investment in the Corporation’s common shares on January 1, 2016 to December 31, 2021. It assumes reinvestment of all dividends during the covered period.

Year	Total Direct Compensation Awarded(1)	Actual Value as at December 31, 2021(2)	Period	Value of $100
				To President and CEO	To Shareholders
2017	$5,268,830	$15, 016,265	Jan 1, 2017 to Dec 31, 2021	148	192
2018	$5,796,363	$22,620,205	Jan 1, 2018 to Dec 31, 2021	195	222
2019	$7,466,823	$34,933,491	Jan 1, 2019 to Dec 31, 2021	175	165
2020	$10,909,217	$15,076,245	Jan 1, 2020 to Dec 31, 2021	93	154
2021	$11,652,772	$22,111,260	Jan 1, 2021 to Dec 31, 2021	190	133
(1)

Direct compensation (salary earned, actual short-term incentive award, special bonus, and the grant date fair market value of LTI awards) reported in the summary compensation table (4.0) and in prior management proxy circulars.

(2)

Includes salary earned, actual short-term incentive award, special bonus, vested value of PCRSU, RSU and PSU awards granted during that fiscal year, the value of unvested PCRSU, RSU and PSU awards granted during that fiscal year as at December 31, 2021, assuming 100% vesting, and for the stock options granted in that particular year, the value of gains realized upon exercise of options and the in-the-money value of unexercised options as at December 31, 2021.

3.8Trend and NEO Compensation Relative to Total Shareholder Return

The trend in the compensation of the NEOs has to some extent followed, although is less pronounced than, the trend of increasing TSR over the last five years as per the table below:

Fiscal year ended December 31	2017	2018	2019	2020	2021
Variation in total compensation for all NEOs(1) (percentage)	-26%	10%	21%	23%	25%
TSR (percentage)	-4%	10%	27%	57%	119%
(1)	Variation in total compensation is calculated based on the NEOs’ aggregate compensation as disclosed in the Corporation’s management proxy circulars.

3.9Cost of Management Ratio

The following table sets out the total cost of compensation to the NEOs expressed as a percentage of EBIT and as a percentage of the Corporation’s equity market capitalization for the fiscal years ended December 31, 2021, 2020, and 2019:

Fiscal year ended December 31	Total cost of compensation to NEOs(1) ($)	Total cost of compensation to NEOs/ EBIT(2) (%)	Total cost of compensation to NEOs/ Total equity market capitalization (%)
2021	18,118,210	2.0	0.2
2020	14,516,314	3.5	0.3
2019	11,775,293	3.6	0.4
(1)

The annual salaries of Steven Brookshaw and Brian Kohut, and other portions of their annual compensation were paid in CAD. The amounts in the table above are shown in USD based on the average exchange rate of the Bank of Canada for 2021 (1.00 USD = 1.2535 CAD), 2020 (1.00 USD = 1.3415 CAD) and 2019 (1.00 USD = 1.3269 CAD) respectively. See “Summary Compensation Table” and notes (1), (3), (4), (5) and (6) thereto below, relating to the compensation of Messrs. Brookshaw and Kohut.

(2)	EBIT from continuing operations of the Corporation.
4.0	Summary Compensation Table

The numbers shown in the Summary Compensation Table have been converted to U.S. dollars at exchange rates disclosed in the footnotes to the table.

The following table sets out all annual and long-term compensation earned by the NEOs for services rendered in all capacities to the Corporation and its subsidiaries during the fiscal years ended December 31, 2021, 2020 and 2019:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans (3) ($)	Long-term incentive plans ($)
Alain Bédard President and CEO	2021 2020 2019	1,400,000 1,400,000 1,400,000	3,552,772 2,731,414 1,605,023	— — 1,605,023	4,200,000 3,147,996 2,856,468	— — —	837,655 520,800 632,723	2,787,124(4) 1,677,008(5) 62,545(6)	12,777,550 9,477,218 8,161,798

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans (3) ($)	Long-term incentive plans ($)
David Saperstein CFO	2021 2020 2019	500,000 425,000 375,000	500,000 414,590 79,833	— 100,220 79,833	450,000 357,000 240,670	— — —	— — —	250,260(4) 283,142(5) 19,173(6)	1,700,260 1,579,953 794,510
Steven Brookshaw Executive Vice-President	2021 2020 2019	378,939 298,160(1) 301,440(1)	378,939 298,160 118,692	— 108,572 118,692	341,045 261,900(3) 229,437(3)	— — —	— — —	50,876(4) 36,307(5) 26,327(6)	1,121,877 1,003,009 794,588
Brian Kohut Executive Vice-President	2021 2020 2019	378,939 342,884(1) 346,655(1)	378,939 342,884 186,516	— 108,572 186,516	341,045 255,003 (3) 265,443 (3)	— — —	— — —	55,919(4) 41,262(5) 26,606(6)	1,154,843 1,090,606 1,011,737
Gregory Orr Executive Vice-President	2021 2020 2019	440,000 425,000 400,000	475,000 414,590 118,542	— 100,220 118,542	396,000 382,500 359,983	— — —	— — —	52,680(4) 34,776(5) 15,130(6)	1,363,680 1,365,438 1,012,197
(1)

Mr. Brookshaw’s 2021, 2020 and 2019 salaries were C$475,000, C$400,000 and C$400,000, respectively. Mr. Kohut’s 2021, 2020 and 2019 salaries were C$475,000, C$460,000 and C$440,000, respectively. The amounts in the table above are shown in USD based on the average exchange rate of the Bank of Canada for 2021 (1.00 USD = 1.2535 CAD), 2020 (1 USD =1.3415 CAD) and 2019 (1.00 USD = 1.3269 CAD) respectively.

(2)

Options were granted pursuant to the 2012 Plan (see section 3.3.3 above for more details on the 2012 Plan). Option-based awards have been valued using the Black-Scholes option valuation methodology, which was selected by the Corporation as it is the most widely adopted and used option-valuation method. The following table sets out the assumptions used to determine the Black-Scholes value for years 2020, 2019 and 2018.

	2020	2019	2018
Risk-free interest rate	0.34%	1.88%	1.83%
Stock volatility	30.33%	24.30%	21.92%
Expected option life	4.5 years	4.5 years	4.5 years
Expected dividend yield	1.93%	2.72%	2.56%
(3)

Mr. Brookshaw’s 2021, 2020 and 2019 non-equity annual incentive plan compensation was C$427,500, C$360,000 and C$304,455, respectively. Mr. Kohut’s 2021, 2020 and 2019 non-equity annual incentive plan compensation was C$427,500, C$350,520 and C$352,233, respectively. The amounts in the table above are shown in USD based on the average exchange rate of the Bank of Canada for 2021 (1.00 USD = 1.2535 CAD), 2020 (1 USD =1.3415 CAD) and, 2019 (1.00 USD = 1.3269 CAD) respectively.

(4)

In 2021, Mr. Bédard was awarded a special bonus in the amount of $2,500,000 in the form of RSUs following the successful acquisition of UPS Freight (TForce Freight) and received C$24,000 for annual car allowance as well $16,184 for sport club membership. Mr. Saperstein was awarded $200,000 in the form of RSUs following the successful acquisition of UPS Freight (TForce Freight). Mr. Saperstein received $12,000 for annual car allowance and a contribution of $9,384 to a 401K Plan. Mr. Brookshaw received an annual car allowance of C$13,200 and a contribution of C$14,605 to a deferred profit-sharing plan (“DPSP”). Mr. Kohut received an annual car allowance of C$13,200 and a contribution of C$14,605 to a DPSP. Mr. Orr received an annual car allowance of $12,000 and a contribution of $9,750 to a 401K Plan. For purposes of the table above; the payments made in Canadian dollars have been converted to US dollars based on the average exchange rate of the Bank of Canada for 2021 (1.00 USD = 1.2535 CAD).

(5)

In 2020, Mr. Bédard was awarded a special bonus in the amount of $1,500,000 following the successful listing of the Corporation’s shares on the New York Stock Exchange and received C$24,000 for annual car allowance as well $19,092 for sport club membership. Mr. Saperstein was awarded $250,000 following the successful listing of the Corporation’s shares on the New York Stock Exchange. Mr. Saperstein received $12,462 for annual car allowance and a contribution of $9,389 to a 401K Plan. Mr. Brookshaw received an annual car allowance of C$10,218 and a contribution of $C10,372 to a deferred profit-sharing plan (“DPSP”). Mr. Kohut received an annual car allowance of C$10,218 and a contribution of C$10,372 to a DPSP. Mr. Orr received an annual car allowance of $12,462 and a contribution of $9,750 to a 401K Plan. For purposes of the table above; the payments made in Canadian dollars have been converted to US dollars based on the average Bank of Canada daily or noon exchange rate for 2020 (1.00 USD = 1.3415 CAD).

(6)

In 2019, Mr. Bédard was awarded $24,000 for annual car allowance and $27,285 for sport club membership. Mr. Saperstein received $12,000 for annual car allowance and a contribution of $6,985 to a 401K Plan. Mr. Brookshaw received an annual car allowance of C$9,947 and a contribution of C$10,260 to a DPSP. Mr. Kohut received an annual car allowance of C$9,947 and a contribution of C$10,260 to a DPSP. Mr. Orr received an annual car allowance of $12,000 and a contribution of $2,115 to a 401K Plan. For purposes of the table above payments made in Canadian dollars have been converted to US dollars based on the average Bank of Canada daily or noon exchange rates for 2019 (1.00 USD = 1.3269 CAD).

5.0	Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information with respect to all unexercised option-based and share-based awards granted to NEOs outstanding as at December 31, 2021:

Name	Option-based awards						Share-based awards
	Date of grant	Number of securities underlying		Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
		Total granted options (1) (#)	Unexercised options (#)
Alain Bédard	July 24, 2014	172,560	—	25.14	July 24, 2021	—	—	—	—
	July 23, 2015	335,356	200,000	24.93	July 23, 2022	18,507,557	—	—	—
	July 21, 2016	361,803	361,803	24.64	July 21, 2023	33,563,477	—	—	—
	February 16, 2017	118,288	118,288	35.02	February 16, 2024	10,001,444	—	—	—
	February 20, 2018	202,655	202,655	29.92	February 20, 2025	17,952,664	—	—	—
	February 27, 2019	315,995	315,995	40.36	February 27, 2026	25,382,373	—	—	—
	February 7, 2020	—	—	—	—	—	87,474	15,682,472	—
	February 8, 2021	—	—	—	—	—	49,635	8,898,701	—
	December 21, 2021	—	—	—	—	—	28,517	5,112,560	—
David Saperstein	February 16, 2017	5,768	5,768	35.02	February 16, 2024	487,694	—	—	—
	February 20, 2018	9,882	9,882	29.92	February 20, 2025	875,420	—	—	—
	February 27, 2019	15,717	15,717	40.36	February 27, 2026	1,262,472	—	—	—
	February 7, 2020	—	—	—	—	—	13,278	2,380,438	—
	July 27, 2020	12,000	12,000	54.05	July 27, 2027	833,932	—	—	—
	February 8, 2021	—	—	—	—	—	7,139	1,279,800	—
	December 21, 2021	—	—	—	—	—	2,282	409,120	—
Steven Brookshaw	July 21, 2016	6,878	—	24.64	July 21, 2023	—	—	—	—
	February 16, 2017	4,498	—	35.02	February 16, 2024	—	—	—	—
	February 20, 2018	10,996	10,996	29.92	February 20, 2025	974,106	—	—	—
	February 27, 2019	23,368	23,368	40.36	February 27, 2026	1,877,040	—	—	—
	February 7, 2020	—	—	—	—	—	9,550	1,712,070	—
	July 27, 2020	13,000	13,000	54.06	July 27, 2027	903,426	—	—	—
	February 8, 2021	—	—	—	—	—	5,295	949,277	—
Brian Kohut	July 29, 2010	37,200	—	9.46	July 29, 2020	—	—	—	—
	July 25, 2013	47,500	—	20.18	July 25, 2020	—	—	—	—
	July 24, 2014	27,733	—	25.14	July 24, 2021	—	—	—	—
	July 23, 2015	48,773	—	24.93	July 23, 2022	—	—	—	—
	July 21, 2016	52,620	5,170	24.64	July 21, 2023	479,607	—	—	—
	February 16, 2017	17,204	17,204	35.02	February 16, 2024	1,454,626	—	—	—
	February 20, 2018	29,474	29,474	29.92	February 20, 2025	2,611,023	—	—	—
	February 27, 2019	36,721	36,721	40.36	February 27, 2026	2,949,623	—	—	—
	February 7, 2020	—	—	—	—	—	10,980	1,968,567	—
	July 27, 2020	13,000	13,000	54,06	July 27, 2027	903,426	—	—	—
	February 8, 2021	—	—	—	—	—	5,295	949,277	—
Gregory Orr	February 20, 2018	1,731	515	29.92	February 20, 2025	45,622	—	—	—
	February 27, 2019	23,338	15,813	40.36	February 27, 2026	1,270,183	—	—	—
	February 7, 2020	—	—	—	—	—	13,278	2,380,438	—
	July 27, 2020	12,000	12,000	54,05	July 27, 2027	833,932	—	—	—
	February 8, 2021	—	—	—	—	—	6,282	1,126,238	—
(1)	The “vesting schedule” for these options provides that one-third of the options will vest on each of the first three anniversaries following the date of grant.
(2)

This amount is calculated based on the difference between the closing price of the Corporation’s shares on the TSX on December 31, 2021 (C$141,87) and the option exercise price and has been converted to USD based on the Bank of Canada exchange rate on December 31, 2021 (1.00 USD  = 1.2637 CAD).

(3)

The value of PCRSUs, RSUs and PSUs is based on the closing price of the Corporation’s shares on the TSX on December 31, 2021 (C$141,87), multiplied by the number of PCRSUs, RSUs or PSUs awarded and has been converted to USD based on the Bank of Canada exchange rate on December 31, 2021 (1.00 USD  = 1,2637 CAD).

Incentive plan awards – value vested or earned during the year

The following table sets out the value of options vested, or bonuses earned by NEOs during the fiscal year ended December 31, 2021:

Name	Option based awards – Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Alain Bédard	10,692,037	5,981,988	4,200,000
David Saperstein	883,075	297,592	450,000
Steven Brookshaw	1,171,250	442,363	341,045(3)
Brian Kohut	1,623,058	695,174	341,045(3)
Gregory Orr	1,140,903	441,796	396,000
(1)

The value of Option based awards is based the closing price of the Corporation’s shares on the TSX on December 31, 2021 (C$141,87) and has been converted to USD based on the Bank of Canada exchange rate on December 31, 2021 1.00 USD  = 1.2637 CAD).

(2)	These amounts represent amounts earned under the STIP.
(3)

The values earned during the year as non-equity incentive plan compensation were C$427,500 for Steven Brookshaw and for Brian Kohut; and have been converted to US dollars based on the average Bank of Canada daily exchange rate for 2021 (1.00 USD = 1.2535 CAD).

The following table sets out the realized value upon exercise of vested options by NEOs during the fiscal year ended December 31, 2021:

Name	Date of Exercise	Quantity Exercised	Grant Price (in C$)	Sale Price (in C$)	Stock Option Benefit – Realized Value ($)(1)
Alain Bédard	February 11, 2021 March 18, 2021 May 7, 2021 May 10, 2021 May 20, 2021 May 26, 2021 June 20, 2021 August 25, 2021 August 30, 2021 November 13, 2021 December 18, 2021	50,000 22,560 25,000 25,000 20,000 15,000 15,000 35,356 30,000 50,000 20,000	25.14 25.14 25.14 25.14 25.14 25.14 25.14 24.93 24.93 24.93 24.93	101.50 95.60 107.00 108.00 112.07 114.56 112.00 141.47 143.35 140.66 136.00	3,021,287 1,257,828 1,619,467 1,639,234 1,375,806 1,061,367 1,031,020 3,260,664 2,811,221 4,579,138 1,757,854
Brian Kohut	March 8, 2021 March 8, 2021 March 8, 2021 March 18, 2021 March 18, 2021 March 18, 2021 March 18, 2021 November 10, 2021	4,506 23,227 17,073 15,000 16,700 10,000 2,450 35,000	25.14 25.14 24.93 24.93 24.93 24.64 24.64 24.64	92.36 92.25 92.25 92.65 93.32 94.82 94.98 140.21	302,915 1,558,764 1,149,354 1,015,808 1,142,073 701,756 172,338 4,044,889
Greg Orr	August 3, 2021 August 3, 2021	1,731 10,800	29.92 40.36	140.07 139.89	190,673 1,074,868
(1)

This amount is calculated based on the difference between the Sale Price and the Exercise of the Corporation’s shares, and has been converted to USD based on Bank of Canada exchange rate on December 31, 2021 (1.00 USD  = 1.2637 CAD).

The following table sets out the realized value upon the vesting of PCRSUs in 2021:

Name	PCRSUs Vested	Vesting Date	Fair Market Value of Shares at Date of Vesting (C$)	Value Vested during the Year ($)(1)
Alain Bédard	55,618	December 15, 2021	135.92	5,981,988
David Saperstein	2,767	December 15, 2021	135.92	297,592
Steven Brookshaw	4,113	December 15, 2021	135.92	442,363
Brian Kohut	6,463	December 15, 2021	135.92	695,174
Greg Orr	4,108	December 15, 2021	135.92	441,796
(1)	Amounts shown in USD and converted to USD based on Bank of Canada exchange rate on December 31, 2021 (1.00 USD = 1.2637 CAD).
6.0	Pension Plan Benefits
6.1	Defined Benefit Plan

Chief Executive Officer of the Corporation

Alain Bédard participates in a registered non-contributory defined benefit pension plan. In addition, Mr. Bédard has entered into a supplementary executive retirement agreement (“SERP”) whereby he receives one year of pensionable service under his SERP for every year he serves as an officer of the Corporation, one of its subsidiaries or an associated company as of January 1, 2004. In addition, service for the period between January 1, 1997 and January 1, 2004 has been recognized as credited past service under the SERP.

Retirement eligibility is a function of Mr. Bédard’s age and service. The Board may credit additional years of service towards retirement eligibility, pension benefit calculation or both, through a special arrangement. Mr. Bédard is eligible to receive SERP benefits as of age 55.

Pension benefits are calculated based on pensionable service and pensionable earnings. Pensionable earnings include salary. The annual average of Mr. Bédard’s best consecutive 36 months of pensionable earnings is used to calculate his pension.

Mr. Bédard will receive 3% of his average pensionable earnings for each year of pensionable service as his total pension benefit under the pension plan and SERP. The pension is payable for life.  A surviving spouse will receive 60% of the pension that is payable to Mr. Bédard.

The following table shows a reconciliation of the accrued obligation in respect of pension arrangements applicable to Mr. Bédard, from December 31, 2020 to December 31, 2021, as well as his number of years of pensionable service and estimated annual pension benefits payable as of December 31, 2021:

Name and principal position	Number of years of pensionable service	Annual pension benefits payable ($)(2)		Accrued obligation at start of year	Compensatory change	Non compensatory change	Accrued obligation at year end
	(#)	At year end	At age 65(1)	($)(2)	($)(2)	($)(2)	($)(2)
Alain Bédard President and Chief Executive Officer	25	837,654	N/A	14,719,186	476,984	-797,288	14,398,883
(1)	Mr. Bédard has reached the age of 65 in 2018.
(2)	The amounts in the table above are shown in USD based on the average exchange rate of the Bank of Canada for 2021 (1.00 USD = 1.2535 CAD).

Additional information with respect to the valuation method and assumptions used to calculate the accrued obligation at year end is presented in the notes to consolidated financial statements.

6.2	Qualified Retirement Plan Benefits

Mr. Saperstein and Mr. Orr are eligible to participate in the TForce Holdings USA, Inc. 401(k) Plan. They may contribute between 1% and 75% of their eligible pay on a pre-tax basis, up to the annual IRS dollar limit.

Corporation Contributions

The Corporation may make a discretionary pre-tax matching contribution to the 401(k) Plan. The amount would be equal to a percentage determined annually by a Board of Directors’ resolution. In 2021, the Corporation matched the NEOs’ contributions up to a level of 50% of the first 5% contributed by the participant. The Corporation may make a discretionary profit sharing contribution only to those participants who are eligible under the terms of the Plan.

The following table sets out the value accumulated under the Defined Contribution Plan applicable to Mr. Saperstein and Mr. Orr from December 31, 2020 to December 31, 2021:

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
David Saperstein	110,381	9,384	140,792
Gregory Orr	79,189	9,750	109,265
6.3	Supplemental Retirement Benefits

The Corporation maintains a Nonqualified Deferred Compensation (“NQDC”) Plan which permits U.S. participants to elect to defer a portion of their compensation in excess of amounts that may be deferred under the Corporation’s tax-qualified 401(k) Plan. The NQDC Plan does not pay or provide for preferential or above-market earnings. Participants may direct the investment of deferred cash compensation credited to their accounts among a range of investment options similar to those available under the Corporation’s 401(k) Plan. Mr. Saperstein has elected to participate in the NQDC Plan in 2021 whereas Mr. Orr elected not to participate in 2021.

Corporation Contributions

Starting in 2021, the Corporation may provide a discretionary match restitution to U.S. Participants’ accounts less the actual 401(k) Plan matching contributions credited when accounting for any limitations or deferrals under the 401(k) Plan that causes a reduction in the Participant’s 401(k) Plan eligible compensation. Mr. Saperstein received $4,225 restoration matching contribution in 2021 and Mr. Orr did not receive any restoration matching contributions in 2021.

The Corporation may make discretionary contributions under the NQDC Plan. The Corporation provided $79,647 discretionary contributions to the NQDC Plan in 2021 for Mr. Saperstein.

6.4	Deferred Profit Sharing Plan

In 2021, Steven Brookshaw and Brian Kohut each participated in an RRSP to which the Corporation contributes via a DPSP. Under the DPSP, the Corporation will match the NEO’s contributions up to a level of 5% of the NEO’s base salary. NEOs can also make supplementary individual contributions. The Corporation ensures that all contributions in a year are limited to the DPSP limit under the Income Tax Act (Canada) for that year. In 2021, Mr. Brookshaw and Mr. Kohut each received an annual contribution of $11,557 to his DPSP.

7.0	Termination of Employment and Change of Control

As at December 31, 2021, except for the President and CEO, there is no contract, arrangement or any other understanding with respect to employment, termination of employment, a change of control or a change in responsibilities following a change of control, between the Corporation and any of the NEOs.

Alain Bédard, President and CEO

On March 2, 2015, the HRCC adopted an agreement between the Corporation and Alain Bédard, President and CEO of the Corporation, with respect to a change of control of the Corporation. Under the terms of this agreement, a change of control is defined as a (i) merger, reorganization, arrangement, as a result of or following which any person beneficially owns or exercises control or direction over voting securities carrying at least 35% of the votes attached to all voting securities of the Corporation then outstanding; (ii) any event as a result of or following which any person beneficially owns or exercises control or direction over voting securities carrying at least 20% of the votes attached to all voting securities of the Corporation then outstanding and a change in the composition of the Board such that, at any time within two years following the occurrence of any event described in clause (ii), individuals who are members of the Board immediately prior to such event cease to constitute a majority of the Board; or (iii) the sale in one transaction or a series of related transactions, to a person who is not affiliated with the Corporation within the meaning of the CBCA, of assets, at a price, including the assumption by that person of any debt of the Corporation, which is greater than or equal to 50% of the market capitalization of the Corporation. For greater certainty, an internal reorganization does not constitute a change of control. The agreement is a “double trigger” agreement, which requires both a change of control and the involuntary termination of employment of the CEO as of or within two years of the date of any such change of control.

Within ten days of an involuntary termination of Mr. Bédard following a change of control, Mr. Bédard is entitled to: (i) an amount equal to two times his annual base salary immediately prior to the date of the change of control or the involuntary termination, whichever is greater, (ii) an amount equal to two times the annual bonus, which will be determined based on the greater of (a) the average three highest annual amounts of annual bonus compensation paid to Mr. Bédard during the last five calendar years prior to the calendar year in which the involuntary termination occurs, and (b) the amount of the base target bonus compensation most recently communicated in writing to Mr. Bédard as being payable, (iii) an amount equal to two times the annual cash value paid or reimbursed to Mr. Bédard as benefits, including but not limited to health benefits, sport club memberships, professional association fees, car allowance, annual executive medical examinations and any other particular benefit provided to Mr. Bédard, but excluding pension and supplementary pension benefits, as provided to Mr. Bédard immediately prior to the date of the change of control, and (iv) an amount equal to two times Mr. Bédard’s annual pension value immediately prior to the date of the change of control or the involuntary termination, whichever is greater. Furthermore, if (a) there is a change of control which does not trigger the change of control provision of the Corporation’s stock option plans, and (b) Mr. Bédard holds any options pursuant to the Corporation’s stock option plans that have not otherwise vested, the Corporation will waive the vesting requirements of any such options so as to permit the immediate vesting of all such options within a period of time to be determined by the Board, but which shall not be more than three months. If (a) there is a change of control which does not trigger the change of control provision of the Corporation’s Deferred Share Unit Plan or PCRSU Plan, and (b) to the extent Mr. Bédard holds any DSUs or PCRSUs granted under any of the Corporation’s LTI plans that have not otherwise vested, the Board and Mr. Bédard undertake to waive the vesting requirements of such DSUs and PCRSUs so as to permit their immediate vesting as of the date of Mr. Bédard’s involuntary termination.

Mr. Bédard has agreed not to, either during his employment or for a period of 18 months following the termination of his employment, for any reason, directly or indirectly, induce or attempt to induce any of the employees of the Corporation or any of its subsidiaries to leave their employment. In addition, Mr. Bédard has agreed not to, either during his employment or for a period of 18 months following the termination of his employment, for any reason, directly or indirectly, without the consent of the Corporation, which consent shall not be unreasonably withheld, contact or solicit any clients of the Corporation or any of its subsidiaries for the purpose of selling to those customers any products or services which are the same as or substantially similar to, or in any way competitive with, the products or services sold by the Corporation or any of its subsidiaries at the time of the Mr. Bédard’s termination. Furthermore, Mr. Bédard has agreed not to, either during his employment or any time thereafter, directly or indirectly, use or disclose to any person any confidential information, unless however, the confidential information is available to the public or in the public domain at the time of disclosure or the disclosure of the confidential information is required by any law, regulation, governmental body or authority or by court order.

The following table sets out the estimated incremental payments that Mr. Bédard would have received upon termination of employment following a change of control on December 31, 2021:

Name	Event	Salary ($)	Annual incentive plan ($)(1)	Benefits and pension value ($)(1)	LTI Plans		Total ($)(1)
					Stock Options ($)(1)	PCRSUs, RSU, PSU, DSU ($)(1)
Alain Bédard	Change of control	2,800,000	7,000,000	982,056	105,407,514	31,803,603	147,993,173
(1)	The amounts in the table above are shown in USD based on the average exchange rate of the Bank of Canada for 2021 (1.00 USD = 1.2535 CAD).

COMPENSATION OF DIRECTORS

The Corporation believes that providing competitive compensation to non-executive members of its Board of Directors (the “Outside Directors”) is a critical requirement to attract, retain and reward them. Effective April 27, 2021, the Board adopted a new Outside Director Compensation Policy (the “Policy”) intended to formalize the Corportation’s policy regarding cash compensation and grants of equity to its Outside Directors. All equity awards (the “RSU Award”) would be granted pursuant to the Restricted Share Unit Equity plan for Outside Directors and approved and amended from time to time by the Board or any Committee designated by the Board.

The Corporation’s Deferred Share Unit Plan was terminated on April 27, 2021 and replaced by the RSU Plan as part of the Compensation for Directors.

The following table sets out the various components of the compensation received by the members of the Board of Directors during the fiscal year ended December 31, 2021:

Type of Fee	Amount(1)
Annual Base Cash Retainer(2)
•Outside Directors	$100,000
Lead Outside Director and Committee Chair Annual Cash Retainer(2)
•Additional fee for Lead Outside Director	$50,000
•Additional fee for Audit Committee Chair	$30,000
•Additional fee for HRCC Chair	$20,000
•Additional fee for CGNC Chair	$10,000
Equity (RSU Grant)(3)
•Outside Directors	$100,000(4)
(1)

Since April 2021, the amounts payable to directors are paid in U.S. dollars or the equivalent in Canadian dollars for Outside Directors residing in Canada based on the exchange of the Bank of Canada the day prior to the payment.

(2)	Cash payments are subject to yearly limitations of $200,000 USD for each Outside Director and $250,000 USD for Lead Outside Director and/or Committee Chair.
(3)	Fair value of RSU Award at grant date is limited to $450,000 USD for each Outside Director.

(4)   This amount is paid by awarding RSUs to Outside Directors. An equivalent in Canadian dollars is used to determine the number of RSUs granted to Outside Director residing in Canada based on the average exchange rate of the Bank of Canada for the five (5) days preceeding the award date.

Since 2015, Alain Bédard has not been compensated and does not receive any annual retainer or per-meeting fees for his role as director, nor any additional fees for serving as Chairman of the Board of Directors.

Restricted Share Unit Equity plan for Outside Directors

Effective April 27, 2021, the Corporation adopted the Restricted Share Unit Equity plan for Outside Directors (the “RSU Plan”) to align the interests of directors with those of the Corporation’s shareholders and help directors comply with the minimum shareholding policy applicable to them, as described below under “Ownership Requirements for Directors”. Under the RSU Plan, each Outside Director will automatically be granted with RSU Award (an “Annual Award”) with a value equal to the Annual Base Cash Retainer as defined under the Policy, provided that the number of shares covered by each Annual Award will be rounded down to the nearest whole share.

The notional value of each RSU at the time of its Award shall be equal to the VWAP of the Shares for the five (5) trading days that precede the Award Date. “VWAP” is defined as the volume weighted average trading price of the common shares of the Corporation (the “Share”), calculated by dividing the aggregate dollar value of Shares traded on the TSX or NYSE as applicable for the relevant period by the aggregate volume of Shares traded on the TSX or NYSE as applicable for such period.

The Annual Awards shall be calculated as follows:

Annual Base Cash Retainer amount as per the RSU Policy

Share Price

For purposes of determining the size of the Awards, the Outside Director’s Annual Base Cash retainer will be converted to the home currency of the Outside Director’s residence if applicable and the Share Price will be based on the applicable local market of the Outside Director’s residence (TSX or NYSE).

To further meet the plan objectives and provide additional incentive to the Outside Directors, in the event that the Corporation declares and pays a cash dividend on the Shares to its shareholders during the term of a RSU, Outside Directors shall be entitled to receive Dividend Equivalents in the form of additional RSUs.

On the day of the payment of a cash dividend by the Corporation, the Corporation shall credit to Outside Directors, in respect of each RSU held by such Outside Director as of the record date of payment of such dividend, additional RSUs with identical terms and conditions, the number of which shall be calculated as follows:

Per Share amount of the cash dividend X number of RSUs held by the Outside Director as of the record date

VWAP of the Shares for the five (5) trading days preceding the date on which the dividend is paid by the Corporation

Such additional RSUs are subject to the same vesting rules that apply to the underlying RSUs with respect of which the additional RSUs were credited.

Vested RSUs shall be redeemed automatically by the Corporation in the following events:

(i)

an Outside Director resigns, or retires from his or her Board or if his or her services otherwise terminates, service for purposes of the Plan shall be deemed to terminate on the date of separation of the Outside Director from the Corporation;

(ii)	an Outside Director dies, the service of the Outside Director for purposes of the Plan shall be deemed to terminate on the date of death of the Outside Director; or

(iii)

an Outside Director suffers permanent or prolonged disability, the service of the Outside Director for purposes of the Plan shall be deemed to terminate on the date on which the disability of the Outside Director becomes a total disability according to the rules provided under the applicable group insurance coverage of the Corporation;

Each of the three preceding events is referred to herein as a “Deemed Date of Termination”. In the event of any of the foregoing, all RSUs held by such Outside Director shall be considered vested on the applicable Deemed Date of Termination and shall be redeemed on that date in accordance with the below. The redemption price of each RSU shall correspond to the VWAP for the five (5) trading days preceding the applicable Deemed Date of Termination and payment to the Outside Director calculated in the same currency of the Award.

The Outside Director shall be entitled to receive a cash value corresponding to a number of RSUs calculated proportionally to the number of days worked during the period that begins on the Award Date and which ends of the applicable Deemed Date of Termination (the “Prorated RSUs”), as follows:

Number of days elapsed from the Award Date until the Deemed

Number of RSUs held by the Outside Director X	Date of Termination

Number of days representing the Term

The value of the Prorated RSUs shall be reduced by any applicable statutory deductions and shall be paid via payroll in cash.

The table below sets out in detail the total compensation earned by the directors during the fiscal year ended December 31, 2021.

Name	Cash(1)			Equity(2)
	Annual Base Cash Retainer earned ($)	Additional Annual Cash Retainer Earned ($)(3)	Total Cash Compensation earned ($)	Amount ($)(6)	Number of RSUs granted (#)(5)	Dividend equivalent earned (#)(7)	Total RSUs Earned (#)
Leslie Abi-Karam	$100,000	—	$100,000	$100,000	1,293	9	1,302
Alain Bédard(4)	—	—	—	—	—	—	—
André Bérard	$100,000	$50,000	$150,000	$100,000	1,292	9	1,301
Lucien Bouchard(8)	$100,000	—	—	$100,000	1,292	3	1,298
William T. England	$100,000	$15,000(9)	$115,000	$100,000	1,293	9	1,302
Diane Giard	$100,000	—	$100,000	$100,000	1,292	9	1,301
Richard Guay	$100,000	$35,000(9)	$135,000	$100,000	1,292	9	1,301
Debra Kelly-Ennis	$100,000	—	$100,000	$100,000	1,293	9	1,302
Neil D. Manning	$100,000	$10,000	$110,000	$100,000	1,292	9	1,301
Joey Saputo	$100,000	—	$100,000	$100,000	1,292	9	1,301
Rosemary Turner	$100,000	—	$100,000	$100,000	1,293	9	1,302
Total	$1,000,000	$110,000	$1,110,000	$1,000,000	12,924	84	13,011
(1)

Annual Cash Retainer is paid on a quarterly basis. For purposes of the table above, the Cash payments were made in Canadian dollars to Outside directors residing in Canada based on the following exchange rates: First Quarter : (1 USD = 1.2575 CAD ),  Second Quarter (1 USD = 1.2394 CAD), Third Quarter (1 USD = 1.2741 CAD) and Fourth Quarter (1 USD = 1.2678 CAD)

(2)

Equity Retainer is awarded annually on the date of the annual meeting of the shareholders (typically in April of each year) to each Outside Director in RSUs with a value equal to the Annual Base Cash Retainer.

(3)	For Lead Director role ($50,000) or serving as Chair of a Committee (Audit chair: $30,000; HRCC chair: $20,000 and CGNC chair: $10,000).
(4)

Since 2015, Alain Bédard, President and CEO of the Corporation, has not received any compensation, including any annual retainer or per-meeting fee, for serving as a director or as Chairman of the Board of Directors.

(5)

The Share Price is based on the VWAP of the applicable local market of the Outside Director’s residence (TSX or NYSE) for the five (5) trading days that precede the Award Date. In 2021, the Share Price was C$96.68 for Canadian residents and $77.32 for US residents.

(6)

For purposes of determining the number of RSUs for Outside Directors residing in Canada, the Equity Retainer Amount was first converted to the Canadian dollars based on the average exchange rate for the 5 days preceeding the Award date, namely (1.00 USD = 1.2499 CAD).

(7)	Includes the dividend equivalent earned as of December 31, 2021 and paid in January 2022.
(8)	Lucien Bouchard retired from the Board on August 18, 2021;
(9)

In 2021, Richard Guay assumed the role of interim chair of the audit committee until William England was appointed. Therefore the additional annual cash retainer for audit committee chair ($30,000) was split between them, namely $15,000 each.

Ownership Requirements for Directors

On April 27, 2021, the Corporation has amended its minimum shareholding policy, requiring directors to hold a minimum value in common shares of the Corporation or RSUs, or a combination thereof to take into account the new RSU Plan in place. Through this policy, the directors are motivated to help the Corporation reach its annual-return objectives and improve long-term value for shareholders.

Under this policy, as amended, each director is required to hold shares with a minimum value equal to five times the amount of the director’s annual Board retainer fees and is required to comply within four years from the date of becoming a member of the Board. With each increase in the amount of the annual Board retainer, directors are required to attain the applicable increased minimum share ownership value level within two years from the date of such increase.

All shares owned by a Director count towards achieving compliance with these guidelines, including any Deferred share Units and Restricted Share units granted to Directors pursuant to the “Deferred Share Unit Plan For Directors” and “Restricted Share Unit Plan for Directors”.

In addition, under this policy, Directors must keep at least 50% of their shares for a period of six months following the termination of service as a director.

The following table sets out the current share ownership value requirement and share ownership value as at December 31, 2021 for directors:

Name	Share ownership requirement(1) ($)	Deadline for compliance	Value as of December 31, 2021(2) ($)	Compliance as of December 31, 2021
Leslie Abi-Karam	500,000	July 26, 2022	$1,336,239(2)	Yes
Alain Bédard	500,000	December 5, 2014	$516,726,196 (3)(4)	Yes
André Bérard	500,000	December 5, 2014	$18,941,446(3)	Yes
William T. England	500,000	October 22, 2024	$222,090(2)	In progress(5)
Diane Giard	500,000	October 22, 2022	$1,536,354(3)	Yes
Richard Guay	500,000	December 5, 2014	$6,491,981(3)	Yes
Debra Kelly-Ennis	500,000	May 29, 2021	$1,921,005(2)	Yes
Neil D. Manning	500,000	April 25, 2017	$5,747,997(3)	Yes
Joey Saputo	500,000	December 5, 2014	$29,436,369(3)	Yes
Rosemary Turner	500,000	October 22, 2024	$215,588(2)	In progress(5)
(1)	Value equal to five times the amount of the director’s Annual Base Cash Retainer fees.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2021 ($112.11).
(3)

Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2021 (C$141.87) and including value of DSUs and RSUs held; converted to USD based on the Bank of Canada exchange rate on December 31, 2021 (1.00 USD  = 1.2637 CAD).

(4)	Value of the PSU and stock options held by Mr. Bédard is not included for the purpose of determining share ownership value.
(5)	William T. England and Rosemary Turner were appointed as a directors on October 22, 2020 and consequently have until October 22, 2024 to comply with the minimum share ownership requirement.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at March 18, 2022, none of the directors, executive officers, employees or former directors, executive officers or employees of the Corporation or any of its subsidiaries was indebted to the Corporation or a subsidiary of the Corporation in connection with a purchase of securities or for any other matter nor was any such person indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

During the fiscal year ended December 31, 2021, none of the directors or executive officers of the Corporation, proposed nominees for election as a director, or any associate of the foregoing was indebted to the Corporation or any subsidiary of the Corporation nor was any such person indebted to any other entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No executive officer, director of the Corporation or any subsidiary of the Corporation, person or company (if any) who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, person proposed for election as a director, or any associate or affiliate of the foregoing had a material interest in any material transaction effected by the Corporation since the commencement of the Corporation’s most recently-completed financial year or in any proposed material transaction.

AUDIT COMMITTEE INFORMATION

Reference is made to the section entitled “Audit Committee” of the Corporation’s 2021 Annual Information Form for required disclosure relating to the Audit Committee of the Board of Directors. The 2021 Annual Information Form is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and a copy may also be obtained by contacting the Secretary of the Corporation at 8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6, telephone (514) 331-4000.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Professional Accountants, have been the auditor of the Corporation or its predecessors since 2003. Except where authorization to vote with respect to the appointment of the auditor is withheld, the persons named in the accompanying form of proxy intend to vote at the Meeting for the appointment of KPMG LLP, Chartered Professional Accountants, as the auditor of the Corporation until the next annual meeting of shareholders and at such remuneration as may be set by the directors.

ADVISORY VOTE ON EXECUTIVE COMPENSATION (“SAY ON PAY”)

The HRCC and the Board spend considerable time and effort overseeing the implementation of our executive compensation policies and practices and are satisfied that the policies and practices in place are aimed at aligning the interests of the NEOs with those of shareholders, while reflecting competitive global market practices. This compensation approach allows the Corporation to attract, retain and motivate high-performing executives who are incented to increase business performance and enhance shareholder value on a sustainable basis. The Board appreciates the importance shareholders place on effective executive compensation policies and practices and is committed to maintaining an ongoing engagement process with our shareholders by adopting measures to gather feedback.

Shareholders are being asked to approve, on a non-binding advisory basis and without diminishing the role and responsibilities of the Board, the compensation of the NEOs as described in the Compensation Discussion and Analysis beginning on page 19 of this Circular and the accompanying compensation tables (“Say on Pay”).

In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis and the accompanying compensation tables so that you have an understanding of our executive compensation philosophy, practices and policies. As described in detail in the Compensation Discussion and Analysis, we seek to closely align the interests of our NEOs with yours. Our compensation programs are designed to attract and retain top-tier talent and maximize shareholder value and reward our NEOs for the achievement of short-term and long-term strategic and operational goals, while at the same time avoiding unnecessary or excessive risk-taking.

The Board recommends that shareholders vote FOR the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders approve the compensation of the Corporation’s NEOs, as disclosed in this management proxy circular dated March 18, 2022, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure.”

The HRCC takes very seriously its role in the governance of the Corporation’s compensation programs and values thoughtful input from shareholders. Because your vote is advisory, it will not be binding upon the Board. However, the Board values your opinions, and the HRCC will consider the outcome of the advisory Say on Pay vote when considering future executive compensation decisions.

Unless instructed to vote against in the accompanying form of proxy, the persons whose names are printed on the enclosed form of proxy intend to vote FOR the advisory non-binding Say on Pay resolution.

Board Recommendation

The Board recommends a vote FOR the advisory non-binding Say on Pay resolution to approve executive compensation.

FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION

As required pursuant to Section 14A of the United States Securities Exchange Act of 1934, as amended, every six years the shareholders of the Corporation also have the opportunity to cast, in addition to the advisory non-binding Say on Pay vote, a non-binding vote on how frequently the Say on Pay vote should occur in the future (“Say on Pay Frequency”). The options for the Say on Pay Frequency are to hold the advisory Say on Pay vote every year, two years or three years. Shareholders may also abstain from voting on this proposal.

After careful consideration, the Board recommends an annual vote. The Board believes an annual advisory vote to approve executive compensation is the most appropriate policy for our shareholders and the Corporation at this time. Although we recognize the potential benefits of having less frequent advisory Say on Pay votes, we understand that an annual advisory vote is currently the standard desired by many shareholders and believe in the value of the opportunity for shareholders to voice their opinion annually on the Corporation’s executive compensation.

The Say on Pay Frequency resolution is as follows:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders wish the Corporation to include an advisory vote on the Corporation’s executive compensation every (i) year, (ii) two years, or (iii) three years.”

The enclosed form of proxy provides shareholders with the opportunity to choose among three options, that is, holding a Say on Pay vote every one, two or three years. The Board recommends that shareholders vote “FOR” the resolution to include the Say on Pay resolution in the Corporation’s proxy materials EVERY YEAR.

Because your vote is advisory, it will not be binding on the Board. However, the Board values shareholder opinions, and will give significant weight to shareholder preferences on this matter. Regardless of Say on Pay Frequency, the HRCC will be committed to considering feedback from shareholders as we continue to refine and evaluate the Corporation’s compensation programs.

Unless instructed to vote for in the inclusion of a Say on Pay vote every two years or three years, the persons whose names are printed on the enclosed form of proxy intend to vote FOR the inclusion of a Say on Pay vote EVERY YEAR.

Board Recommendation

The Board recommends that shareholders vote for future advisory Say on Pay votes to be held EVERY YEAR.

The Corporation expects to propose the next resolution on Say on Pay Frequency at the annual meeting of shareholders to be held in 2028, that is in six years.

SHAREHOLDER PROPOSALS

The CBCA provides that a registered holder or beneficial owner of shares that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides that the Corporation must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation. As the notice in connection with the Meeting is dated March 18, 2022, the deadline for submitting a proposal to the Corporation in connection with the next annual meeting of shareholders is December 18, 2022.

The foregoing is a summary only. Shareholders should carefully review the provisions of the CBCA relating to Proposals and consult with a legal advisor.

CORPORATE GOVERNANCE

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer such as the Corporation must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices.

At present, ten individuals serve as directors of the Corporation. If the persons named under “Board of Directors Renewal and Director Selection – Nominees for Election as Director” above are elected, there will be ten individuals serving as directors of the Corporation.

1.Board of Directors

The Board of Directors considers that Leslie Abi-Karam, André Bérard, William T. England, Diane Giard, Richard Guay, Debra Kelly- Ennis, Neil D. Manning, Joey Saputo and Rosemary Turner are independent within the meaning of National Instrument 52-110 Audit Committees.

The Board of Directors considers that Alain Bédard is not independent within the meaning of National Instrument 52-110 Audit Committees in that he is the President and CEO of the Corporation.

As at December 31, 2021, nine of the ten members of the Board of Directors were independent within the meaning of National Instrument 52-110 Audit Committees. Accordingly, a majority of the directors on the Board of Directors is independent.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name	Issuer
Leslie Abi-Karam	Wajax Corp.
André Bérard	BMTC Group Inc.
Diane Giard	Bombardier Inc. Equitable Bank
Debra Kelly-Ennis	Altria Group, Inc.
Neil D. Manning	Athabasca Minerals, Inc.

The independent members of the Board of Directors meet at least on a quarterly basis without non-independent members of the Board of Directors or members of management present. In 2021, the independent members of the Board of Directors held an in camera meeting following each Board of Directors’ meetings held, at which non-independent members of the Board of Directors and members of management were not present.

As Alain Bédard, the Chairman of the Board of Directors, is not an independent director, the Board of Directors has appointed André Bérard as “Lead Director” of the Board of Directors. The Board of Directors considers that André Bérard is independent within the meaning of National Instrument 52-110 Audit Committees.

As Lead Director of the Board of Directors, Mr. Bérard provides leadership in ensuring the effectiveness of the Board of Directors and is responsible for: (i) ensuring committees of the Board of Directors function appropriately; (ii) chairing meetings of the independent members of the Board of Directors; (iii) chairing meetings of the Board of Directors when Alain Bédard, the Chairman of the Board of Directors, is absent; and (iv) ensuring that the Board of Directors functions independently of management.

In 2021, there were nine Board meetings, four HRCC meetings, six CGNC meetings and eight Audit Committee meetings. Attendance of members of the Board at the meetings is set out in the table on page 17 of this Circular.

2.Board Mandate

The Charter of the Board of Directors is incorporated by reference in this Circular and is available under the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at www.tfiintl.com.

The Board of Directors has adopted a policy regarding majority voting for the election of directors. The policy is described on page 16 of this Circular.

3.Position Description

The Board of Directors has developed a written position description for the Chairman of the Board of Directors.

The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

The Board of Directors has developed a written position description for the Lead Director. This position is described in section 1 above.

The Board of Directors has developed a written position description for the President and CEO. The primary role and responsibility of the President and CEO is to (i) direct, supervise, coordinate and assume overall management responsibility for all areas of the Corporation’s businesses, and have full profit and loss responsibility for the Corporation; (ii) be responsible for developing the strategic direction for the business, evaluating alternative market strategies, identifying competitive issues, capitalizing on the core strengths of the enterprise, and developing and implementing operating plans to achieve the organization’s objectives; (iii) represent the Corporation, as appropriate, in its relationships with major customers, suppliers, the banking and financial community, and the public to promote a positive image in the industry and to promote business growth and success; (iv) motivate, measure, coach and mentor the management staff and employee base to ensure optimum operating performance; and (v) work closely with the Board of Directors to keep it informed and enable it to render effective counsel to ensure long-term success.

4.Orientation and Continuing Education

The Corporation provides new members of the Board of Directors with an appropriate orientation and company package and has adopted a New Director Training and Development Program.

Occasionally, meetings of the Board of Directors are held at operating sites of the Corporation’s various divisions and the directors are offered guided tours of operational sites.

Members of executive management regularly meet with the directors at Board meetings to familiarize the Board of Directors with the Corporation’s business issues and opportunities. They offer high-level presentations to the directors about their respective businesses. In addition, the Board of Directors is also offered presentations by third parties such as financial institutions. In October 2021, a presentation was given by the Vice-President, Finance of the Corporation on Financing Structure.

Board members are encouraged to attend conferences, seminars and training on relevant topics with a view to individual development and education as well as improvement of Board effectiveness. From time to time, the members of the Board of Directors are presented conferences, seminars and training on different relevant topics which they are invited to attend on a voluntary basis.

On an annual basis, the Board of Directors is surveyed to determine the knowledge of its members on various matters. The topics of education will be influenced by the results of such surveys, in order to address any lack of knowledge or gaps in the collective education of the directors.

5.Ethical Business Conduct

The Board of Directors has adopted a Code of Ethics for the Corporation, a copy of which is sent to all employees of the Corporation and its subsidiaries. The Code of Ethics is available under the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at www.tfiintl.com.

The CGNC ensures that a copy of the Code of Ethics is sent to all new employees. On an annual basis, the CGNC reviews the Code of Ethics and questions management as to how the Code of Ethics has been applied. In particular, the CGNC determines whether there have been derogations from the Code of Ethics and, if so, the circumstances and details thereof.

There are no material change reports filed since the beginning of the Corporation’s most recently-completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code of Ethics.

Since the beginning of the Corporation’s most recently-completed financial year, it has not entered into any transactions or agreements in respect of which a member of the Board of Directors or an executive officer of the Corporation had a material interest. If such a transaction or agreement arises, the member of the Board of Directors who has a material interest therein will not participate in meetings of the Board of Directors at which the transaction or agreement is considered.

In addition to the measures set out above, the Board of Directors has adopted the following policies:

Rules of Conduct of Insiders Respecting Trading of Securities of the Corporation. The Rules of Conduct apply to the members of the Board of Directors and to senior executives of the Corporation and its major subsidiaries. Approximately 150 people are subject to the Rules of Conduct. The Rules of Conduct provide for “blackout” periods during which trading in the securities of the Corporation is not permitted, and require that prior approval for trading in securities of the Corporation be obtained from either the President and CEO or the Secretary of the Corporation.

Disclosure Policy. This policy is applicable to the Board of Directors and to all executive officers and employees of the Corporation and its subsidiaries, and is intended to ensure compliance by the Corporation with legal disclosure requirements and good corporate governance.

Privacy Policy. This policy is intended to protect the privacy of all information related to employees, directors, officers, agents, independent contractors, consultants, advisors, suppliers and customers of the Corporation and its subsidiaries.

Clawback Policy and Anti-Hedging Policy. These policies were adopted by the CGNC on January 1, 2015. The Clawback Policy is designed to set the guidelines for recovery of performance-based compensation of senior executives of the Corporation in certain circumstances when the financial statements of the Corporation are restated. The Anti-Hedging Policy was adopted to prohibit directors and other senior executives of the Corporation and its divisions from using derivatives or other financial instruments to retain legal ownership of their shares in the Corporation while reducing their exposure to changes in the Corporation’s share price.

Social Media Policy. Adopted in 2016, this policy is intended to control use of social media which is increasingly prevalent in daily communications and has a rapid, far-reaching effect. The Policy serves as a guide to employees and to those doing business with the Corporation, to ensure all fully understand the implications of using this interactive technology platform. Those who work for or represent the Corporation are expected to adhere to this policy.

Child Labour and Forced Labour Policy. This Policy is based on the Corporation’s commitment to find practical, meaningful and appropriate responses to support the prevention and effective elimination of child labour and forced labour practices, in accordance with the principles set forth by the International Labour Organization (ILO) and by the Canada Labor Code and similar legislation in force in each of the provinces of Canada.

6.Nomination of Directors and Disclosure Relating to Diversity

The CGNC is responsible for recommending candidates for election, filling vacancies on the Board of Directors and assessing the performance of the Board of Directors. The Board of Directors also uses the services of recruitment firms in order to identify potential new members of the Board of Directors.

The responsibilities, powers and operations of the CGNC are set out in its charter, which is incorporated by reference in this Circular and available under the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at www.tfiintl.com. The CGNC is composed exclusively of independent directors.

The Board of Directors adopted a Board Diversity Policy which is described on page 19 of this Circular. In accordance with the Board Diversity Policy, the CGNC encourages Board diversity, including with respect to background, business experience, professional expertise, personal skills, geographic background and gender.

There are at present four women and one member of a visible minority on the Board of Directors of the Corporation, representing 40% and 10%, respectively, of the directors.  There are at present no Aboriginal peoples or persons with disabilities on the Board of Directors of the Corporation.

When the Corporation selects candidates for executive or senior management positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, to best bring together a selection of candidates allowing the Corporation’s management to perform efficiently and act in the best interest of the Corporation and its shareholders. The Corporation is aware of the benefits of diversity at the executive and senior management levels, and therefore the level of representation of women, Aboriginal peoples, persons with disabilities and members of visible minorities is one factor taken into consideration during the search process for executive and senior management positions.

In 2022, the Corporation has adopted a “target” percentage of 30% regarding women on the Board of Directors. The Corporation has not adopted a target number or percentage regarding Aboriginal people, persons with disabilities or members of visible minorities on the Board of Directors or in executive or senior management positions. The Corporation considers candidates based on their qualifications, personal qualities, business background and experience, and does not feel that targets necessarily result in the identification or selection of the best candidates.

Of the 21 members of senior management of the Corporation, three (15%) are women, and one (4.8%) is a member of a visible minority, persons with disabilities or Aboriginal peoples. The applicable regulation under the CBCA defines “members of senior management” as the chair and vice-chair of the Board of Directors, the president of the corporation, the chief executive officer and chief financial officer, the vice-president in charge of a principal business unit, division or function, including sales, finance or production, and an individual who performs a policy-making function in respect of the corporation.

7.Compensation

The CGNC is mandated to review and recommend to the Board of Directors for approval the compensation of the directors of the Corporation. The review is done on an annual basis in light of market conditions and, if appropriate, adjustments are made to the level of compensation of the directors at the beginning of each year.

The role of the HRCC is to monitor and assess the performance of the NEOs and determine their compensation levels on an annual basis. Further information is provided under the section “Executive Compensation – Compensation Discussion and Analysis” above.

The Board of Directors adopted a shareholding policy for directors under which the directors were originally required to own a minimum number of common shares of the Corporation equivalent in value to twice their annual retainer as members of the Board of Directors. This policy was amended a first time to increase the minimum shareholding to three times the annual retainer of the members of the Board of Directors and a second time to increase such minimum to five times the annual retainer of the members of the Board of Directors. The directors have a period of four years from the date of their appointment to comply with the minimum shareholding requirement, and a period of two years from the date of any increase in their annual retainer fees or from the date of any other increase in the minimum shareholding value to comply with any such increase to the minimum shareholding requirement.

On January 1, 2020 the Board of Directors amended its shareholding policy under which executive officers, including NEOs (the “Designated Executives”) are required to own a minimum number of common shares of the Corporation equivalent in value to: (i) five times annual salary for the CEO; (ii) two times annual salary for CFO and Executive Vice-Presidents; and (iii) 0.5 times annual salary for other Designated Executives. Until the minimum stock ownership requirement is met, Designated Executives must retain and not dispose of, sell or transfer 100% of Gain Shares resulting from the exercise of stock options and 100% of after-tax shares resulting from the vesting of RSUs, 100% of after-tax shares resulting from the vesting of  PSUs and 100% of after-tax shares resulting from the vesting of PCRSUs. “Gain Shares” means the net number of shares left subsequent to the sale of shares used for payment of the shares issued upon exercise or settlement and for any tax withholding obligations.

Designated Executives who were subject to the previous “Executive Stock Holding Policy” of the Corporation will continue to benefit from their original five year period to meet the required level of stock ownership applicable to their position under the current policy.

New Designated Executives have five years from the date of their first grant of PSUs and RSUs to meet the required level of stock ownership applicable to their position.

A Designated Executive who is subsequently promoted to a higher level of Designated Executive will have five years from the date of promotion to acquire any additional shares to comply with the required level of share ownership.

The responsibilities, powers and operations of the HRCC are set out in its charter, which is incorporated by reference in this Circular and available under the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at www.tfiintl.com. The HRCC is composed exclusively of independent directors.

The Corporation has used WTW to provide advice on various executive compensation matters.

Further information is provided under the section entitled “Executive Compensation – Compensation Discussion and Analysis” above.

8.Other Board Committees

There are no committees of the Board of Directors other than the: Audit Committee, HRCC and CGNC.

9.Assessments

Each member of the Board of Directors completes a questionnaire on an annual basis assessing the effectiveness of the Board of Directors. The completed questionnaires are analyzed by the Secretary of the Corporation, who reports to the Chairman of the CGNC. In particular, if two or more members of the Board of Directors express the same concern, it is reported to the Chair of the CGNC and addressed at the next meeting of the CGNC. If necessary, the concern is also addressed at the next meeting of the Board of Directors.

10.Director Term Limits and Other Mechanisms of Board Renewal

Previously, under By-law No. 1 of the Corporation, no person could be elected a director of the Corporation if he or she had attained the age of 80 prior to the date of the meeting at which an election of directors was to take place, subject to the right of the Board of Directors to waive the foregoing retirement age in one-year increments as regards a candidate for election as director if the Board of Directors determined it was in the interests of the Corporation to do so. On December 17, 2018, the Board of Directors adopted a resolution to amend By-Law No. 1 in order to delete the foregoing provision, effectively removing a mandatory retirement age for directors. At the annual meeting held on April 27, 2021, the shareholders of the Corporation confirmed the foregoing amendment to By-Law No. 1.

The Corporation has considered but has not adopted other term limits for directors or other formal mechanisms of Board renewal. This topic is assessed and discussed yearly by the CGNC when evaluating the Corporation’s corporate governance practices compared to best practices.

11.Policies Regarding the Representation of Women on the Board

The Corporation considers diversity, including gender, as an important component of the selection process for new members of the Board of Directors. The Board of Directors considers the presence of men and women on the Board of Directors as an added value. On a yearly basis, the CGNC sets a target women representation to sit on the Board. In 2022, the target was set at maintaining at least 30% women presence on the Board.

The Board adopted a Board Diversity Policy which is described on page 19 of this Circular.

12.Consideration of the Representation of Women in the Director Identification and Selection Process

Representation of women on the Board of Directors is one of the factors taken into consideration by the CGNC in the selection process for new members of the Board of Directors. This consideration is assessed yearly by the CGNC when evaluating the Corporation’s corporate governance practices compared to best practices. The CGNC has emphasized recruiting women in recent years in the mandates it has given to search firms and by identifying candidates who are women in its selection process. In 2021, women represented 40% of the Board of  Directors’ composition, exceeding the target.

The Board adopted a Board Diversity Policy which is described on page 19 of this Circular.

13.Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation gives consideration to gender diversity in its executive-officer appointment process. The Corporation considers the presence of men and women on its executive team as an added value. See “Number of Women on the Board and in Executive Officer Positions” below.

14.Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted a “target” regarding women on the Board of Directors or in executive officer positions. The term “target” is defined in National Instrument 58-101 Disclosure of Corporate Governance Practices as, in effect, a number or percentage, or a range of numbers or percentages, adopted by the Corporation of women on the Board of Directors or in executive officer positions of the Corporation by a specific date. Although the Corporation has not adopted a target for the number of women on the Board of Directors or in executive officer positions, it has always supported and continues to pursue its efforts to promote female representation, as evidenced by the percentages set out in section 15 below. In its work related to the composition of the Board of Directors, representation of women on the Board is one of the factors taken into consideration by the CGNC.

15.Number of Women on the Board and in Executive Officer Positions

At present, of the ten members of the Board of Directors of the Corporation, four (40%) are women, and, of the 21 executive officers of the Corporation, three (14%) are women. The applicable Canadian National Instrument defines “executive officer” as an individual who is a chair, vice-chair or president, a chief executive officer or chief financial officer, a vice-president in charge of a principal business unit, division or function, including sales, finance or production, or performing a policy-making function in respect of the issuer.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (i) any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, (ii) any nominee for election as director of the Corporation, or (iii) any associate or affiliate of the persons listed in (i) and (ii), in any matter to be acted upon at the Meeting, other than the election of directors.

OTHER MATTERS

Management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice of Annual Meeting of Shareholders. However, if any other matters which are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

The Corporation’s financial information is included in its consolidated financial statements, the notes thereto and Management’s Discussion and Analysis for the financial year ended December 31, 2021. Copies of the foregoing documents and additional information relating to the Corporation can be found under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and may also be obtained upon request to the Secretary of the Corporation at its head office, 8801 Trans‑Canada Highway, Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6, telephone (514) 331-4000.

AUTHORIZATION

The contents and the mailing of this Circular have been approved by the Board of Directors of the Corporation.

(signed) Alain Bédard

Alain Bédard, FCPA, FCA

President and Chief Executive Officer

TFI International Inc.

Signed in Etobicoke, Ontario, Canada

March 18, 2022